

Trian's Discussion Points

April 21, 2015



VOTE THE **GOLD** PROXY CARD

Disclosure Statement And Disclaimers

Additional Information

Trian Fund Management, L.P. ("Trian") and the investment funds that it manages that hold shares of E.I. du Pont de Nemours and Company (collectively, Trian with such funds, "Trian Partners") together with other Participants (as defined below), filed a definitive proxy statement and an accompanying proxy card with the Securities and Exchange Commission (the "SEC") on March 25, 2015 to be used to solicit proxies in connection with the 2015 Annual Meeting of Stockholders of E.I. du Pont de Nemours and Company (the "Company"), including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "2015 Annual Meeting"). Information relating to the participants in such proxy solicitation (the "Participants") has been included in that definitive proxy statement and in any other amendments to that definitive proxy statement. Stockholders are advised to read the definitive proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the 2015 Annual Meeting because they contain important information, including additional information relating to the Participants. Trian Partners' definitive proxy statement and a form of proxy have been mailed to stockholders of the Company. These materials and other materials filed by Trian Partners in connection with the solicitation of proxies are available at no charge at the SEC's website at www.sec.gov. The definitive proxy statement and other relevant documents filed by Trian Partners with the SEC are also available, without charge, by directing a request to Trian's proxy solicitor, MacKenzie Partners, Inc. 105 Madison Avenue, New York, New York 10016 (call collect: 212-929-5500; call toll free: 800-322-2885) or email: proxy@mackenziepartners.com

General Considerations

This presentation is for general informational purposes only, is not complete and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. The views expressed in this presentation represent the opinions of Trian Partners, and are based on publicly available information with respect to the Company and the other companies referred to herein. Trian Partners recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead such companies to disagree with Trian Partners' conclusions. Certain financial information and data used herein have been derived or obtained from filings made with the SEC or other regulatory authorities and from other third party reports. Trian Partners currently beneficially owns shares of the Company.

Trian Partners has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. Trian Partners does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or any other regulatory agency or from any third party, are accurate. Past performance is not an indication of future results.

Neither the Participants nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any third party, SEC or other regulatory filing or third party report. Unless otherwise indicated, the figures presented in this presentation, including return on invested capital ("ROIC") and investment values have not been calculated using generally accepted accounting principles ("GAAP") and have not been audited by independent accountants. Such figures may vary from GAAP accounting in material respects and there can be no assurance that the unrealized values reflected in this presentation will be realized. This is not meant to be, nor is it, a prediction of the future trading price or market value of securities of the Company. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the opportunities identified by Trian Partners herein are based on assumptions that Trian Partners believes to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Trian Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Trian Partners disclaims any obligation to update the data, information or opinions contained in this presentation.

Note: Disclosure Statement and Disclaimers are continued on the next page

Disclosure Statement And Disclaimers (cont'd)

Forward-Looking Statements

This presentation contains forward-looking statements. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this presentation that are not historical facts are based on current expectations, speak only as of the date of this presentation and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian Partners. Although Trian Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of this presentation, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the projected results or forward-looking statements included in this presentation will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Trian Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this presentation to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Not An Offer to Sell or a Solicitation of an Offer to Buy

Under no circumstances is this presentation intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. Funds managed by Trian are in the business of trading -- buying and selling -- securities. It is possible that there will be developments in the future that cause one or more of such funds from time to time to sell all or a portion of their holdings in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares. Consequently, Trian Partners' beneficial ownership of shares of, and/or economic interest in, the Company's common stock may vary over time depending on various factors, with or without regard to Trian Partners' views of the Company's business, prospects or valuation (including the market price of the Company's common stock), including without limitation, other investment opportunities available to Trian Partners, concentration of positions in the portfolios managed by Trian, conditions in the securities markets and general economic and industry conditions. Trian Partners also reserves the right to change its intentions with respect to its investments in the Company and take any actions with respect to investments in the Company as it may deem appropriate.

Concerning Intellectual Property

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Trian Partners' use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

Introduction

Trian Overview

- **Trian Fund Management, L.P. is an investment management firm with ~$11.4bn of assets under management, including callable commitments.***
- **Founded in November 2005 by its Principals, Nelson Peltz, Peter May and Ed Garden**
- **Invests in world-class companies with leading brands and products**
- **Trian is constructive, long-term, operational, and strategic**

TIFFANY & CO. ▲	STATE STREET	FAMILY DOLLAR ▲	kraft foods ▲	Ingersoll Rand Inspiring Progress ▲	IHG InterContinental Hotels Group	DANONE
LEGG MASON ▲	THE Wendy's COMPANY ▲	Heinz ▲	PEPSICO ▲	ALLEGION	DUPONT	Domino's Pizza
	DR PEPPER SNAPPLE GROUP INC. ▲	LAZARD	Cadbury ▲	Mondelēz International ▲	BNY MELLON ▲	

▲ *= Portfolio companies of which a Trian partner or designee serves or served on the Board*

Note: The companies shown on this page reflect all of investments made by Trian since Trian's inception in November 2005 through December 31, 2014: (i) for which Trian has filed a Schedule 13D or 13G or made a similar non-U.S. filing or other notification with respect to its investment in the company or (ii) that were or are a publicly disclosed activist position in which funds managed by Trian invested at least $700m of capital (the representative size of Trian's current activist investments), and where Trian (x) had a designee or nominee on the Board and/or (y) wrote a "white paper" and met with management. While Trian expects to maintain concentrated portfolios and occasionally take an active role with respect to certain investments, Trian expects to own, and in the past has owned, a number of other investments including passive investments. The companies shown on this page do not represent all of the investments purchased or sold for Trian clients and it should not be assumed that any or all of these investments were or will be profitable.

* As of 4/1/15. Includes $840mm of callable commitments to an investment vehicle formed to co-invest with other funds managed by Trian.

Trian: Key Takeaways

Long-Term

- Still on the board of early investments (Wendy's - invested in 9 years ago)
- Shareholder/board representation at Heinz until acquisition by 3G Capital and Warren Buffett/Berkshire Hathaway (2006 through 2013)
- Invested in Family Dollar in 2010, on board 2011-present and continued to own stock through the date shareholders approved sale to Dollar Tree in 2015
- Stable capital base: Substantial amount of capital locked up for multi-year periods

Constructive and Responsible

- Management teams at portfolio companies often serve as references for Trian
- Only one proxy contest since inception (Heinz - - 2006)
- Recently announced Trian Advisory Partners – includes Bill Johnson, former Chairman & CEO of Heinz, Dennis Reilley, former Chairman & CEO of Praxair, and Dennis Kass, former Chairman of Legg Mason, each of whom has worked with Trian in the boardroom
- Trian played a leading role in defending Family Dollar Board when dissident shareholders surfaced as the company pursued a strategic transaction
- Publicly expressed support for The Bank of New York Mellon management when dissident surfaced
- See www.DuPontCanBeGreat.com or pages 63-80 for what directors who have served on boards with Nelson Peltz, CEOs of companies in which Trian has invested, and prominent investors, business executives and union leaders have to say about Trian

Track Record

- Principals have a 40-year track record building / fixing companies (including a Harvard Business School case study on Snapple turn-around)[1]
- Long track record of working with companies to help drive the income statement
- Built and ran a Fortune 100 Industrial company - - Triangle Industries/American National Can Company

(1) Harvard Business School Case Study: N9-599-126, August 19, 1999

Trian's Highly Qualified Nominees

Nelson Peltz
CEO & Founding Partner of Trian




John Myers
Former President & CEO of GE Asset Management




Arthur Winkleblack
Former EVP & CFO at H.J. Heinz




Robert Zatta
Former CEO and CFO at Rockwood Holdings




Alternate Nominee[1]: Ed Garden
CIO & Founding Partner of Trian; Director of Family Dollar, The Bank of New York Mellon, and Wendy's

(1) As disclosed in Trian's definitive proxy statement, Edward Garden will serve as an alternate nominee in addition to or in place of Trian's other nominees under the following circumstances: (i) the Company purports to increase the number of directorships prior to the 2015 Annual Meeting, (ii) the Company makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of Trian's nominees and/or (iii) any of Trian's nominees is unable (due to death, disability or otherwise) or hereafter becomes unwilling for any reason to serve as a director.

Our Nominees Have The Experience, Skill-Sets and Passion to Address Underperformance at DuPont

Highly Qualified Nominees

- **Independence and Ownership Mentality**

- **3 Of 4 Have Been CEOs/CFOs Of Major Public Companies**

- **Company Chaired By Nelson Peltz Is An Early Adopter Of Proxy Access**

- **Chemicals and Industrials Experience**

- **Exceptional Track Records**

- **20 Public Company Board Seats in the Aggregate**

	John	Nelson	Arthur	Robert
Oversaw High Performance Culture	✓	✓	✓	✓
Chemical/ Industrial Experience	✓	✓	✓	✓
International Experience	✓	✓	✓	✓
Financial Acumen	✓	✓	✓	✓
Portfolio Transformation/ M&A	✓	✓	✓	✓
Board Experience	✓	✓	✓	
Capital Markets Experience	✓	✓	✓	✓
Environmental/ Regulatory	✓	✓	✓	✓

Trian's Investment Thesis For DuPont

- **When Trian issued its Summary White Paper (September 2014), Trian arrived at an implied target value per share in excess of $120[1] by the end of 2017, a 21% internal rate of return (IRR) for shareholders holding DuPont stock during this period**

- **The Key Assumptions for Trian's Analysis in its Summary White Paper were as follows:**

  - **Valuation:** 9.9x blended next twelve months (NTM) Enterprise Value (EV)/EBITDA multiple[2]

  - **Best-in-class operating performance**: Revenue growth and margins in-line with peers and management long-term targets
    - Models 410bps of margin improvement from 2014-2018
      - If one assumes a ~30% flow-through on incremental revenue, the resulting cost savings implied by the model would be less than $1bn of cost savings[3]

  - **Prudent Leverage:** 2x net debt/EBITDA across the businesses as a whole; maintain investment grade rating

  - **Focus on Returns to Shareholders:** Grow dividend at 10% compounded annual growth rate (CAGR); assuming all excess free cash flow returned to shareholders

  - **Tax Rate:** 33% tax rate (higher than the 22% expected by the Company in 2015[4]) across the business to provide flexibility with free cash flow

Trian believes the implied value calculation could have additional upside based on our view of $2-4bn of excess costs

Note: For more detail regarding this analysis, see "Trian Implied Target Value Analysis For DuPont Stock", filed with the Securities and Exchange Commission (SEC) on April 17, 2015.

(1) The Open Letter to the DuPont Board (Trian Summary White Paper) dated September 16, 2014 is available at www.DuPontCanBeGreat.com. This is not meant to be, nor is it, a prediction of the future trading price or market value of DuPont stock. There can be no assurance or guarantee with respect to the prices at which DuPont stock will trade, and such stock may not trade at prices that may be implied herein.

(2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Assumes 6% increase in the NTM EV/EBITDA multiple based on DuPont's consensus valuation as of September 2014.

(3) Trian estimates that consolidated DuPont is burdened by $2-4bn of excess corporate costs. See pages 71 and 72 of Trian's White Paper which was filed with the SEC on February 17, 2015 and is available at www.DuPontCanBeGreat.com.

(4) See the Company's Investor Presentation dated January 27, 2015.

Actions Speak Louder Than Words:
The CEO Seems to Lack Confidence In DuPont's Share Price

- **The CEO sold ~54%[1] of her stock (~$80m)[2] after Trian first invested**

- **23%[1] of her equity position was sold in the week after the release of Trian's Summary White Paper (September 2014), when the stock hit a new 15-year-high of $72.83**

- **Despite rhetoric about a "higher growth, higher value strategy," the CEO is not willing to "put her money where her mouth is"**

- **Sold from long-term incentives and from stock options she had been granted, most of which did not expire until 2016 or 2017**

- **We believe the reason management receives equity as part of compensation is to ensure their interests are aligned with the long-term interests of shareholders. The intention is not for management to sell prematurely**

- **Ask yourself: If the CEO and Board members truly believed in their strategy wouldn't they be <u>buying</u> stock?**

Source: Capital IQ, Bloomberg and SEC Filings.

(1)   Information based on Form 4 filings and Company proxy statements. Trian's analysis is conducted on a "net share-settled basis". As such, when calculating ownership and share sales, Trian deducts the cash/shares required to exercise the options (i.e., Trian uses "treasury stock method" to calculate the CEO's ownership). For options exercised, Trian uses the share price on the date the options were exercised to estimate the net shares sold / owned. Trian's analysis takes into account (i) shares directly owned at the beginning of Trian's investment, (ii) RSUs that have vested over the period of Trian's ownership, (iii) performance-based stock units that have vested over the period (net of taxes), and (iv) net shares from options exercisable over the period.

(2)   Information based on DuPont Form 4 filings. The $80 million estimate reflects the gross amount of stock sold by Ellen Kullman for reasons other than the payment of taxes since Trian first invested. The estimate is based on the average dollar amount specified in the applicable Form 4 multiplied by the number of shares sold. According to SEC filings, most of these sales of DuPont shares were made pursuant to Rule 10b5-1 trading plans. While Rule 10b5-1 trading plans provide for automatic purchases or sales pursuant to formula or similar method for determining the amount, price and/or date of the transaction, Rule 10b5-1 trading plans may generally be terminated or amended prior to their predetermined end. For additional information, see page 91 of the Trian White Paper which was filed with the SEC on February 17, 2015, and is available at www.DuPontCanBeGreat.com

DuPont's Track Record of Underperformance

Recent Stock Price Strength Not Driven By Fundamentals

- **DuPont's stock price has risen ~45% since Trian's initial investment, yet EPS is below 2011 levels**
  - While DuPont boasts about its total return of 266% from 12/31/08 to 12/31/14, <u>116% of that return resulted from share price appreciation after Trian invested</u>[1]

- **We believe DuPont's recent share price performance reflects the market's desire for Trian's involvement**[2]



DuPont Stock Price vs. Actual/Guided EPS

Source: Capital IQ, DuPont Press Releases and transcripts of earnings release conference calls.
(1) Source: DuPont presentation filed 1/9/15. 116% accounts for impact of share price appreciation from March 15, 2013 (date of Trian's initial investment) to December 31, 2014.
(2) While Trian believes that such share price appreciation is attributable to Trian's involvement as a DuPont stockholder, there is no objective method to confirm what portion of such appreciation was attributable to Trian's involvement and what portion may have been attributable to other factors.
(3) Represents announcement of Fresh Start Initiative, a $1bn cost saving plan, at the time, that includes $375m of costs transferred to Performance Chemicals. DuPont increased total program size to $1.3bn on 1/27/2015.

VOTE THE **GOLD** PROXY CARD

Q1, Typically ~40% Of Fiscal Year Earnings[1], Was "More Of The Same"

- **Organic Revenue Growth of -1% Y-O-Y**

- **Segment margins contracted by ~100bps**

- **Operating EPS decline 15% Y-O-Y (meager 1% increase, excluding currency)**

- **Revised full year 2015 guidance to "low end" of previously communicated range of $4.00 - $4.20 (vs. earnings of $4.01 in 2014)**

- **While Q1 EPS was above consensus, management has beaten Q1 consensus two out of the last three years, while ultimately missing Fiscal Year guidance in each of those years**

	Q1 2014	Q1 2015
Net Revenue	**$10,128**	**$9,172**
% - Growth	*(2.7 %)*	*(9.4 %)*
% - Organic Growth	*(2.0 %)*	*(1.0 %)*
Adjusted Segment EBIT	**$2,248**	**$1,943**
% - Growth	*(1 %)*	*(14 %)*
% - Margin	*22.2 %*	*21.2 %*
Operating EPS	**$1.58**	**$1.34**
% - Growth	*1%*	*(15 %)*
Adjustment: Reported Impact of Currency	**-**	**$0.25**
Adjusted Operating EPS ex. Currency	**$1.58**	**$1.59**
% - Growth	*1 %*	*1 %*

Source: DuPont 4/21/15 Form 8-K and other SEC filings and Bloomberg.
(1) Source: DuPont SEC filings, average of 2011-2014.

VOTE THE **GOLD** PROXY CARD

DuPont Will Need 29% Core EPS Growth To Just Meet Lowered Guidance

- **Assuming that DuPont achieves 40 cents per share of cost-savings in 2015, Trian estimates that the core business must grow operating earnings by ~29% in Q2-Q4 2015 to meet its revised 2015 EPS guidance of $4.00 per share (low-end of range)**
- **Trian is skeptical given Agriculture's weakness (e.g. operating earnings down 21% in Q1) and historically weak growth in the remaining businesses (declined by 26% from 2011-14[(1)])**

Bridge to Normalized EPS



$2.43 (2)
-$0.09 (3)
-$0.11 (4)
$2.23
-$0.17
$0.17
$2.23
Q2-Q4 2014 Operating EPS
One-Time Gains
Norm. Tax (22%)
Q2-Q4 2014 EPS Ex One-Time
Performance Comp
FX Hedge
Q2-Q4 2014 Normalized…

Bridge From 2015 Guidance to Core EPS Needed



$4.00
-$1.34
$2.66 (5)
-$0.30 (6)
-$0.13 (7)
$0.55 (8)
$0.10 (9)
$2.88
Q4 2015 Guidance
Q1 2015 Actual
Q2-Q4 2015 EPS Guide
Cost Savings
Share Repurchase
FX Headwind
Interest Expense
Q2-Q4 2015 Core EPS

Implied Core Growth Needed

Q2-Q4 2015 Core EPS (Ex Savings Growth, FX, etc.)	**$2.88**
Q2-Q4 2014 Normalized EPS (Ex One-Timers)	**$2.23**
% Implied Growth	***29%***

Source: Company SEC Filings and Trian Estimates.

(1) Represents % decline of operating earnings excluding Pharma, Coatings, Nutrition and Industrial Biosciences (since the majority of these businesses were acquired in May 2011 through the Danisco acquisition) and Agriculture between 2011 and 2014.
(2) See Company Form 8-Ks filed on 1/27/15 and 4/21/15. Subtract Q1 2014 EPS from FY2014 EPS.
(3) Includes $36m gain on sale in Agriculture, $23m gain on sale in Performance Chemicals, $23m gain on sale in Performance Materials, and an $18m gain on termination of Nutrition distribution agreement.
(4) Assumes 22% tax rate consistent with guidance for 2014 and 2015, versus actual Q2-Q4 2014 of 18.4%.
(5) See Company Form 8-Ks filed on 1/27/15 and 4/21/15. Uses low-end of range ($4.00) based on guidance and subtracts Q1 2015 EPS.
(6) Assumes Company achieves cost savings as per guidance provided per Form 8-K filed 4/21/15.
(7) Assumes a mid-year $4bn stock buyback at $72.84 per share (DuPont's share price as of 4/20/15). This is based on Company's guidance of a $4bn midnight dividend from Chemours, which will be used to buy back stock 12-18 months after the completion of spin-off.
(8) Based on Company guidance.
(9) Assumes $4bn in debt at Chemours with 6% interest rate, outstanding for half a year. DuPont guidance of $4bn proceeds from midnight dividend from Chemours implies pro forma debt at Chemours of ~$4bn. DuPont currently guiding that Chemours will be rated BB. Tronox, a TiO2 competitor, currently is rated BB and has 5 year bonds outstanding with current yield of ~6.4%.

VOTE THE **GOLD** PROXY CARD

DuPont's EPS Growth Since 2011 Is Bottom Quartile, Regardless Of The Peer Group

DuPont EPS Growth vs. DuPont Proxy Peers (2011 – 2014)[1]



Trian Portfolio Company

MON	BA	IR	JCI	HON	UTX	DOW	MMM	JNJ	EMR	KMB	BAX	PG	APD	SYNN	DD	MRK	CAT
73%	64%	39%	38%	30%	24%	21%	20%	18%	15%	14%	13%	6%	1%	-6%	-7%	-10%	-13%

DuPont EPS Growth vs. Diversified Industrials And Chemicals Peers (2011 – 2014)[1]



Trian Portfolio Company

EMN	IR	FMC	HON	DHR	GE	HUN	UTX	DOV	DOW	MMM	EMR	CE	ETN	DD	BASF
44%	39%	34%	30%	29%	29%	26%	24%	21%	21%	20%	15%	2%	-3%	-7%	-11%

Source: SEC filings.
Note: Uses Fiscal Year of each company that most closely approximates the calendar year.
(1) EPS figures for peers adjusted for non-operating pension / OPEB (other post-employment benefits) for comparability with DuPont.

DuPont's EPS Growth Versus Diversified Industrials And Chemicals And Over The Latest Cycle And Longer Time Horizons



Note: Excludes companies that were not public during the relevant time period.
Note: Uses Fiscal Year of each company that most closely approximates the calendar year.
Source: Trian calculations, SEC filings, EPS figures for peers adjusted for non-operating pension / OPEB (other post-employment benefits) for comparability with DuPont.

VOTE THE GOLD PROXY CARD | 14

DuPont Has Been Pursuing The "Higher Growth, Higher Value" Strategy For Years, Which Has Only Led to Declines

- **Since '98, DuPont has continually restructured the portfolio to no avail**
  - Divested >$34bn in revenue[1] and acquired over $11bn in revenue[2] vs DuPont's current ~$35bn[3] revenue base
- **Management claimed DuPont would be positioned for higher growth and profitability at the sale of INVISTA:**
  - "**With the anticipated sale of INVISTA, DuPont will be a smaller company with the potential for higher growth and profitability**…But unlocking that potential means doing things differently. If we are to meet our earnings growth objectives – which we will – we cannot support the complexity and cost entailed by diverse and specialized organizations and processes. The actions we are announcing today are necessary to ensure the near- and long-term competitiveness of DuPont." – Press release, 12/1/2003
- **Yet, DuPont's <u>stock price has declined over a 16 year period</u>**



Unaffected Stock Price[4] Has Declined -11% Since the Separation of Conoco (16+ years) And Down -20% From Peak (5/20/98)

	DuPont	S&P 500	S&P Chem
TSR[5]	55%	144%	257%

Source: Bloomberg, Capital IQ as of 4/16/15 and SEC Filings.
(1) Represents significant divestitures. Full year of revenue at DuPont before being separated (Conoco in 1997, Pharmaceuticals in 2000, Textiles in 2003, Coatings in 2011). Does not include the proposed spin-off of Performance Chemicals which has not yet closed.
(2) Revenue at time of acquisition was nearly $5bn, but is now estimated by Trian to be over $11bn assuming 68% of Agriculture (based on 10-K) and 67% of Nutrition and 100% of Industrial Bio are revenues from acquired businesses (based on 2013 Data Book).
(3) 2014 revenue includes Performance Chemicals.
(4) Unaffected share price refers to September 16, 2014, the day prior to press reports of Trian's Summary White Paper.
(5) Total Shareholder Return (TSR) from announcement of Conoco IPO through the day prior to the release of Trian's Summary White Paper (5/8/1998 – 9/16/2014).

Root Cause Of DuPont's Underperformance

Why DuPont Underperformed: Failure To Deliver Target Or Peer Level Organic Revenue Growth

- **DuPont's organic revenue growth has trailed peers in 5 of 7 segments (~71% of revenues)[(1)] and has rarely met its own goals**



Nutrition and Health (Q212-Q414 CAGR[(2)])

7-9%
7-9%
4.2%
3.0%
2011 Target
2013 Target
Peers
DuPont

Industrial Biosciences (Q212-Q414 CAGR[(2)])

10%-12%
7-9%
6.6%
3.2%
2011 Target
2013 Target
Novozymes
DuPont

Performance Materials (2008-2014 CAGR[(3)])

4-6%
3-5%
4.5%
1.9%
2011 Target
2013 Target
Peers
DuPont

Agriculture – Crop (2008-2014 CAGR[(3)(4)(5)])

8-10%
8-10%
8.1%
5.7%
2011 Target
2013 Target
Peers
DuPont

Safety and Protection (2008-2014 CAGR[(3)])

8-10%
5-7%
3.2%
-0.2%
2011 Target
2013 Target
3M Segment(6)
DuPont

Performance Chemicals (2008-2014 CAGR[(3)])

6-8%
3-5%
3.4%
1.3%
2011 Target
2013 Target
Peers
DuPont

Source: SEC filings and Wall Street research.

Note: Sales compounded annual growth rates (CAGRs) exclude currency and M&A when possible; as DuPont does not disclose currency per segments, Sales CAGR for DuPont excludes only portfolio changes. The peers for Performance Materials are Celanese Advanced Engineered Materials and BASF Plastics; the peers for Crop Protection are Syngenta's crop business, FMC Agriculture, Bayer CropScience and BASF Agricultural; the peers for Nutrition & Health are Chr. Hansen Cultures and Enzymes, Tate & Lyle Specialty Food, Royal DSM Nutrition, Kerry Ingredients and Flavours and FMC Health and Nutrition; the peers for Performance Chemicals are Huntsman Pigment, Tronox Pigment, Kronos, Arkema Industrial, Daikin Chemicals and Honeywell Performance Materials.

Note: Uses 3M Safety and Graphics and BASF functions, materials and solutions for 2013 & 2014 as both companies changed segments in FY13.

Note: For companies that have not yet reported full year 2014 results, assumes that year to date organic growth represents full year 2014 organic growth.

(1) Segments presented above contribute 71% of total DuPont revenue base. Agriculture Crop contributes 32% of the Agriculture segment's revenue (based on 2014 Form 10-K). Excluding Agriculture Crop, the remaining segments presented above contribute 61% of DuPont's revenue base.

(2) Timeframe starting the year after DuPont acquired Danisco. Calculates a weighted average organic growth rate over time using reported quarterly metrics.

(3) Begins in 2008 to capture current management tenure.

(4) Agriculture Crop growth does not exclude M&A. Estimates from data book (Crop as a percentage of agriculture or agriculture and nutrition segment for 2008-2013). 2014 revenue from 2014 Form 10-K.

(5) Note: Agriculture growth targets for DuPont's full segment apply to both seeds and crop protection, not specified for one or the other.

(6) Uses 3M Safety and Graphics for 2013 and 2014 and 3M Safety, Security and Protection segment for the prior years.

17

Why DuPont Underperformed: Failure To Deliver Peer Level Margins

- **DuPont's EBITDA margins have lagged peers in 5 of 7 segments (~64% of revenues)**



Electronics & Communications[1]

- Peers: 23%
- DuPont: 17%

Safety & Protection[1]

- 3M Segment[2]: 26%
- DuPont: 23%

Industrial Biosciences[1]

- Novozymes: 35%
- DuPont: 21%

Agriculture[1]

- Monsanto: 30%
- Crop Protection Peers: 22%
- Blended Peers[3]: 28%
- DuPont: 23%

Nutrition & Health[1]

- Peers: 24%
- DuPont: 16%

Source: SEC filings and Wall Street research. EBITDA includes a portion of unallocated corporate costs (allocated by revenue to the respective segment) and is adjusted for impairments and other non-recurring charges. DuPont, Monsanto, and Syngenta adjusted to exclude non-operating pension and OPEB. Novozymes does not disclose whether is has a defined contribution plan. As the other peers are segments of a company, rather than the whole company, and pension is not easily allocable, does not add back non-operating pension and OPEB for the other peers. Financials converted to US dollars at average exchange rate for year. Peers for Electronics are Air Products Materials Technologies, 3M Electronics & Energy, Dow Electronics & Functional Materials. Peers for Agriculture are Monsanto, BASF Agriculture Solutions, Bayer CropScience, FMC Agriculture Solutions, Syngenta. Peers for Nutrition are Chr Hansen Cultures and Enzymes, Tate & Lyle Specialty Food Ingredients, Royal DSM Nutrition, Kerry Ingredients and Flavours, and FMC Health & Nutrition.

(1) Uses CY2014 data for each company unless not available. LTM ending 9/30/2014 for Tate and Lyle, which reports semi-annually. LTM 11/30/2014 financial for Chr Hansen. Certain peers only disclose segment-level depreciation and amortization in annual reports, which may not have been released yet for 2014 (or the relevant period included). As such, Trian assumes each segment's depreciation is of a similar proportion to the most recently available full-year figures.

(2) Uses 3M Safety and Graphics.

(3) "Blended Peers" refers to a 68% weighting of Monsanto's margin and a 32% weighting of Crop Protection Peers' margins, reflecting DuPont's Agriculture segment's business mix (68% seed/32% crop).

Our Goals

- **While Trian believes it has already made an impact on value creation at DuPont, there is much more value to be unlocked; a vote for Trian's nominees is a vote for four highly qualified individuals who will seek to work collaboratively with the Board to:**

  1. **Assess the corporate structure** and determine whether management is capable of achieving best-in-class revenue growth and margins with the existing portfolio or whether there is a need to separate the portfolio; Trian nominees are open-minded as to the best path forward

  2. **Eliminate excess corporate costs** and ensure productivity initiatives hit the bottom line

  3. **Assess capital allocation** including organic investments (R&D, capital expenditures, industrial biosciences initiatives), M&A, and balance sheet efficiency / capital return policies (increasing dividends)

  4. **Improve corporate governance** including transparency of business performance, alignment of compensation programs with performance, and overall accountability for promised performance

Disparate Businesses And Overwhelming Complexity: *New DuPont*[1] *Remains A Conglomerate With 44% Of Sales In Low Growth Businesses*

- The Performance Materials, Safety and Protection and Electronics and Communications segments have historically been low growth and volatile. Margins have deteriorated despite the significant increase in ethylene spreads

Sales Growth Has Been Non-Existent (07-14) ($bns)[2]

0% CAGR



Growth in Adjusted PTOI[3] Has Been Anemic ($bns)

2.5% CAGR



| Margin %: | 16.5 | 11.0 | 7.9 | 17.5 | 15.2 | 16.2 | 18.2 | 19.7 |

This is Despite Performance Materials Over-Earnings As a Result of Record-High Ethylene Spreads

Ethylene Spread Profit Over Time (07-14) ($m)[4]



Excluding the ethylene spread PTOI was flat and margins only expanded ~58bps

Source: SEC Filings, Investor Presentations, Trian Estimates. PTOI before non-operating pension expense.
(1) "New DuPont" as defined by management (DuPont excluding Performance Chemicals segment).
(2) 2013 and 2014 figures are adjusted for Viton, which is to be transferred to Performance Chemicals in the spin off.
(3) "PTOI" defined as pre-tax operating income.
(4) Ethylene spread calculations from Trian, market data sourced from Bloomberg and JP Morgan research.
      Assumes 95% operating rate of 1,500m pound ethylene facility, assumes its cracking 100% ethane vs propane.

The Other 56%: One Proven Growth Business, Two With Potential

Unproven



Nutrition & Health (12% of sales)

Organic Revenue Growth Has Been Below Target and Weakening
- 7-9% (Target Growth)
- 5.0% (Q2-Q4 '12 Growth)
- 3.1% (2013 Growth)
- 1.7% (2014 Growth)

Contracting EBIT Margins Since Acquisition[1]
- 12.6% (2010 Margins [2][3])
- 7.7% (2014 Margins)

Industrial Biosciences (4% of sales)

Organic Revenue Growth Consistently Below Target
- 7-9% (Target Growth)
- 3.4% (Q2-Q4 '12 Growth)
- 3.5% (2013 Growth)
- 2.7% (2014 Growth)

Contracting EBIT Margins Since Acquisition[1]
- 18.1% (2010 Margins [3])
- 13.7% (2014 Margins)

Agriculture (40% of sales)

Strong Revenue Growth: 10% CAGR
($ bns)
- $5.7 (2007)
- 10% CAGR
- $11.3 (2014)

Improving Margins[4]
- 15.4% (2008)
- 16.7% (2009)
- 17.5% (2010)
- 19.5% (2011)
- 20.5% (2012)
- 21.2% (2013)
- 20.8% (2014)

Source: SEC Filings, Investor Presentations, Trian Estimates.
Note: Compares organic growth to target growth. Danisco acquisition closed in Q2 2011, organic growth starts a year after acquisition closes.
(1) Margins are post-corporate to make figures comparable. Breaks out Danisco into Industrial Biosciences (its Genencor business) and Nutrition & Health.
(2) Blended margin of DuPont legacy nutrition and Danisco.
(3) Margins are pro forma for announced synergies of $130m. Synergies are allocated to Nutrition & Health and Industrial Biosciences on a % of sales basis.
(4) Adjusted PTOI margins. Starts in 2008, the first year DuPont reported Agriculture on a standalone basis.

21

Excess Corporate Costs: The Coatings / Axalta Case Study

- In 2012, DuPont announced the sale of Coatings to private equity buyers
- At the time, Coatings generated $339m[1] of EBITDA (2011A). Today, that same business, renamed Axalta, generates $851m[2] of EBITDA, an improvement of >150%
- In 2014, the new owners filed a Form S-1 to take Axalta public. The S-1 disclosed that Pro Forma EBITDA in 2011 was $568m[3], $229m higher than originally reported by DuPont in the same year – <u>this implies that DuPont burdened the Coatings segment with $229m of excess corporate costs</u>



EBITDA Under DuPont (2007-2011)	EBITDA – Different Owners, Same Year	EBITDA Under New Owners – Improvement (2011-2014)

- **DuPont transferred >$6bn of shareholder wealth to private equity owners by not running Coatings efficiently and selling the business for cash rather than doing a tax-free spin**
- **We estimate that consolidated DuPont is burdened by $2-$4bn of excess corporate costs[5]**

Source: DuPont and Axalta SEC Filings.
(1) Coatings adjusted PTOI plus depreciation expense less an allocation of unallocated corporate costs plus an addback for non-cash items and certain pension expense in-line with Axalta's current addbacks to make it comparable to Axalta's figures. Assigns unallocated corporate expense at ~2% of sales (DuPont's FY2011 unallocated corporate expense and Other as % of FY2011 segment sales) to make margins comparable.
(2) Represents Axalta's Adjusted Operating Income plus Depreciation & Amortization expense for 2014. Metric differs slightly from Axalta's Adjusted EBITDA (as reported) as it excludes other expense (income) and dividend to non-controlling interest to make EBITDA comparable.
(3) Represents Axalta's Adjusted Operating Income plus Depreciation & Amortization expense for 2011. Metric differs slightly from Axalta's Adjusted EBITDA (as reported) as it excludes other expense (income) and dividend to non-controlling interest to make EBITDA comparable.
(4) Coatings 2007 EBITDA not adjusted for pension, because non-operating pension / OPEB (other post-employment benefits) expense was not disclosed by DuPont (DuPont had small pension income in 2007).
(5) Please refer to pages 71 and 72 of Trian's White Paper, which was filed with the SEC on February 17, 2015 and is available on www.DuPontCanBeGreat.com.

Dilutive M&A: Subtraction By Addition Of Danisco

Danisco Growth Below Historical and LT Targets



Nutrition and Industrial Biosciences EBIT Margins(4)



Source: Company SEC Filings and Transcripts, Danisco Annual and Quarterly Financial Reports and Transcripts.
(1)   Danisco historical growth rate is organic growth from FY2005-2010 or 5.2%. Fiscal year 2006 growth measures only ingredients growth and Fiscal Year 2007 growth excludes flavours growth (as Danisco sold that business before DuPont acquired Danisco).
(2)   2011 long-term targets weighted by 2011 sales of Nutrition and Health and Industrial Biosciences.
(3)   Revenue growth from Q2 2012-Q4 2014.
(4)   Margins are before non-operating pension and OPEB expense. Uses Danisco pension expense to estimate non-operating pension and OPEB expense for Danisco prior to acquisition. For synergy figures, incorporates $130m of synergies based on Company Q4 2012 earnings call transcript (1/22/2013).
(5)   15.2% EBIT margin derived by assuming 15.9% margin for Danisco (estimated to be 76% of combined Nutrition and Industrial Bio revenue) and 4.8% margin for legacy soy business plus $130m of synergies.

Substantial Agriculture R&D Has Yielded Negative Results

~$5bn[5] in Agriculture R&D over last 5 years

Results

- **No new biotech traits, of significance, discovered**

- **$1bn jury verdict against DuPont for patent infringement**
  - A federal jury found that DuPont willfully infringed on Monsanto's RoundUp Ready 2 patent and owed Monsanto $1bn in damages[1]
  - In lieu of this, DuPont and Monsanto agreed to a settlement whereby DuPont will pay a minimum of $1.75bn in royalty payments for Roundup Ready 2 and dicamba (from 2014 through 2023)[2]

- **$1.2bn in charges relating to Imprelis, despite estimated sales of only ~$7m[3]**

- **Paying competitors for science capabilities**
  - DuPont licenses Bayer's LibertyLink, Dow's Herculex, Monsanto's Roundup Ready, and Syngenta's Agrisure
  - Agrisure license could exceed $400m in cumulative payments[4]

Source: SEC filings.
(1) Monsanto press release 8/1/12.
(2) DuPont press release 3/26/2013.
(3) Free Press, "EPA: DuPont failed to warn of popular herbicide's danger to trees". Charges taken by DuPont related to customer claims of damage caused by the Imprelis herbicide.
(4) Pioneer press release, 12/14/2010.
(5) 2010-2014 based on Company Data Book and 2014 Form 10-K.

Uneconomic ROIC On 2/3rds Of The Revenue Base (Ex Ag & Pharma)

Sales ex Agriculture and Pharma (2007-2014)



0% CAGR

2007	2008	2009	2010	2011	2012	2013	2014
$23.7	$24.0	$19.0	$23.7	$28.8	$24.4	$24.0	$23.4

Capital Expenditures, Net Acquisitions & Research and Development

($ in Billions)	Cumulative '08-'14
Net Capital Expenditures	$9.1
Acquisitions, Net of Divestitures	$1.9
Research and Development	$6.3
Total Investment	**$17.3**

Pre-R&D EBITDA ex Agriculture and Pharma (2007-2014)



3% CAGR

2007	2008	2009	2010	2011	2012	2013	2014
$4.2	$3.0	$2.5	$4.8	$5.8	$5.3	$4.8	$5.3

Uneconomic ROIC[1]: Significantly Below WACC[2]



ROIC is 40% Below Cost of Capital

- DuPont's Cost of Capital (WACC): 8.4%
- DuPont's Actual ROIC: 5.0%

DuPont's inability to generate an attractive return in its non-Agriculture businesses (68% of revenues) is concerning especially in light of the current headwinds in Agriculture markets

Source: Company SEC filings, Trian Estimates and Company Data Books.
Trian estimates Agriculture EBITDA for 2007 using average of 2008-2010 Nutrition EBITDA margin (pre-Danisco) and backing out Nutrition EBITDA from segment figures (when DuPont only reported Agriculture and Nutrition as one segment).
Assumes 2013 Company acquisition spending in Agriculture was entirely related to Pannar. For 2007, assumes capex and R&D spend as % of sales for Agriculture & Nutrition segment is the same as for Agriculture standalone.
(1) ROIC defined as change in EBITDA pre-R&D, excluding agriculture and pharma from 2007-2014 divided by the sum of 2008-2014 net capex, R&D and acquisitions. The result is tax-effected at 22%.
(2) Weighted average cost of capital calculated using fully diluted market capitalization as of 4/16/2015. Pre-tax cost of debt assumed to be 2.62% based on the yield of recently issued 8-year debt
(issued 2/15/13) as per Bloomberg as of 4/16/2015. Assumes 22% tax rate. Cost of equity assumes risk free rate of 1.89%, the approximate yield on the 10 year Treasury as of 4/16/2015, a beta of 1.003
(Source: Bloomberg), and an equity risk premium of 7.5% (Trian estimate). Cost of preferred equity assumed to be 4.2%, consistent with weighted average yields on current outstanding preferred.

VOTE THE **GOLD** PROXY CARD

Trian Will Seek To End "Crony" Compensation

- **The Board's compensation practices have rewarded management for failing to meet its targets. In 2013, management's long-term incentive plan had a payout of 113% of target despite a TSR in the 25th percentile of DuPont's peers**

- **That same year, short-term compensation payout was almost 90% despite adjusted EPS growth of 3%, significantly below the Company's long-term target of 12% EPS growth**

- **In 2014, the Board's Human Resources and Compensation Committee acknowledged poor operating performance as it exercised "negative discretion" and gave management a 0% payout factor for "corporate performance" under DuPont's short-term incentive program. However, the Human Resources and Compensation Committee still found a way to pay management by giving an 80-100% payout factor for "individual performance"**

Corporate Performance Rating		Individual Performance Rating
0%	≠	80%-100%

Does this make sense? How can it be that the Company is doing poorly operationally but management as individuals are each doing great?

Source: Source: DuPont SEC filings and 2011 and 2013 Investor Day Transcripts.

Poor Corporate Governance Structure At Chemours

- **Trian is concerned that DuPont is spinning off Chemours to stockholders with a poor corporate governance structure – this "entrenchment" tactic could be a barrier to unlocking shareholder value**

- **Boards recognize that stockholders do not want entrenched directors and poor governance at spinoffs; Kraft (from Mondelēz), Time Inc. (from Time Warner), Gannett (spinning off its publishing business) and PayPal (from eBay) are recently completed or announced spinoffs with shareholder friendly governance provisions**

- **In addition, DuPont has announced that it will appoint two of its directors, Curtis Crawford and Richard H. Brown (who will be Non-Executive Chairman of Chemours), to the Chemours' Board. Both of these directors received the most "Against" votes for re-election at DuPont's 2014 annual meeting (excluding DuPont's CEO and the Lead Director)**

Anti-Takeover Provisions: Chemours	Effects of These Provisions
- **Staggered board (3 classes)**[1] - **Supermajority vote (80%) required to amend bylaws and certain provisions of the certificate of incorporation** - **No stockholder action by written consent** - **35% threshold of stockholders to call a special meeting (later reduced to 25%)**[1] - **Did not opt out of Delaware General Corporation Law (DGCL) Section 203**[2]	- **Limited ability to maximize value through strategic or financial M&A** – could prevent stockholders from realizing the highest value for Chemours shares - **Reduced accountability** – we believe that a staggered board drastically limits the ability of stockholders to hold a board accountable, thus creating a greater risk of the occurrence of value destructive actions by management and the board - **Stockholder disenfranchisement** – high supermajority thresholds make it almost impossible for stockholders to amend the bylaws or certain provisions of the certificate - **Prevention of the discovery of excess holding costs** – by creating a "moat" around a DuPont cost structure and management team (at Chemours), stockholders cannot benefit from fresh, third party perspectives (like Axalta)

Source: The Chemours Company, LLC Form 10 filed on December 18, 2014, SEC filings.
(1) On March 30, 2015, in response to requests for improvements of Chemours corporate governance by Trian and following a stockholder lawsuit, DuPont announced that (i) it was reducing the threshold to call a special meeting from 35% to 25% and (ii) Chemours' classified board structure will be put to a stockholder vote at Chemours' first annual meeting in 2016. However, even if stockholders vote to remove Chemours' classified board, it will remain in place until at least 2017.
(2) DGCL Section 203 covers business combinations with "interested stockholders." Section 203 of the DGCL prohibits a corporation that has publicly traded stock from engaging in certain business combinations with an interested stockholder (defined as the owner of 15% or more of the corporation's voting stock), or an interested stockholder's affiliates or associates, for a three-year period unless, among other exceptions, approval of the board of directors (and, in some cases, the disinterested stockholders) is received.

VOTE THE **GOLD** PROXY CARD | 27

Other Governance Considerations

- **Trian believes that DuPont's Board should ask whether the Lead Director has the capacity to effectively serve DuPont's stockholders in that role**

  – Does a director that currently serves as a CEO and Chairman of a global industrial company and on the board of one of the nation's largest bank-based financial services companies, have the ability to devote the time and effort required to effectively serve DuPont's stockholders as a strong, independent Lead Director?

- **Trend is towards raising mandatory retirement age of public company board members**

  – Over the last 10 years, the percentage of boards of S&P 500 companies with a mandatory retirement age of 75 or older has increased from 5% to 30%[1]

  – Among the companies with a retirement age of 75 or older are: Accenture, Aetna, Aflac, Alcoa, Altria, Apple, Bank of New York Mellon, BlackRock, Bristol-Myers Squibb, General Electric, Ingersoll-Rand, Lockheed-Martin, Goldman Sachs, Kraft Foods, Marsh & McLennan, Microsoft, Mondelēz, Monsanto, State Street, Textron[1]

  – "[I]t is often the case that older directors are among the savviest and most skilled board members…" David Katz and Laura McIntosh, Wachtell, Lipton, Rosen & Katz[2]

(1) Source: 2014 Spencer Stuart Board Index.
(2) "Renewed Focus on Corporate Director Tenure," New York Law Journal, May 22, 2014.

Why A Trian Principal Needs To Be On The Board

Why A Trian Principal Needs To Be On The Board

1   **Eliminate management's rhetoric**

2   **Eliminate management's "information advantage"**

3   **Trian believes it already has had a significant impact, but there is more value to be unlocked**

4   **We have a strong track record of creating value**

Rhetoric vs. Reality: Board/Management Claims

DuPont's Rhetoric	The Reality
"…operating priority is simply execution…I use data to drive decisions, I set clear targets…I set the competitive benchmarks and I continuously raise the bar." *– May 2, 2013 Investor Day said by Ellen Kullman*	▪ That very same day, DuPont lowered long-term targets for six of seven businesses ▪ The Board has never addressed DuPont's continual miss of its rolling long-term targets (12% annual earnings growth)[2] ▪ In aggregate, EPS has grown only 6% in total since we invested[3]
"Relative to our five year, long-term rolling growth targets (7% rev growth, 12% earnings growth)[1]…, we believe these goals are both appropriate and achievable. <u>We fully endorse management's plan to achieve them and are encouraged by progress against them</u>." *– Letter to Trian from Alexander Cutler, DuPont's Lead Director dated March 5, 2014*	▪ Less than four months later, DuPont lowered guidance for the third consecutive year ▪ If DuPont achieved its long-term target, the company would be on pace to deliver $6.45 of EPS this year, more than 50% higher than 2015 EPS guidance[4]
"Returning capital to shareholders has always been a priority at DuPont" *– March 23, 2015 Letter from Alexander Cutler*	▪ Anemic dividend growth in management tenure: 12% vs 66% for proxy peers[5] ▪ Shares outstanding have grown since management began tenure[6]
"Trian…nominated…its own director candidates…to advance Trian's <u>high risk agenda</u> to break up and add <u>excessive debt </u>to the Company" *– March 23, 2015 Letter from Alexander Cutler*	▪ Trian is open-minded as to on corporate structure ▪ Trian's "agenda" solely focused on improving operating performance and capital allocation ▪ Trian assumes the business remains <u>investment grade</u>, while DuPont is putting Chemours into junk territory[7]

Source:
(1)   Targets were originally given in Investor Day 2010.
(2)   Company SEC Filings, Letter to Trian from Alexander Cutler, DuPont's Lead Director dated March 5, 2014. The Company has missed its annual target for three out of the past four years.
(3)   SEC filings.
(4)   Source: SEC filings and E. I. DU PONT DE NEMOURS AND COMPANY AND CONSOLIDATED SUBSIDIARIES NON-GAAP RECONCILIATIONS: 2008 – 2014 (UNAUDITED). Compares the midpoint of DuPont's guidance for 2015 of $4.10 (as per DuPont Form 8-K dated January 27, 2015) to the implied 2015 EPS based on management's long-term growth targets set in its 2010 Investor Day, which we calculate as $6.45. Adjusts 2010 EPS to conform to DuPont's current "Operating EPS methodology".
(5)   Refers to proxy peers as disclosed in DuPont's proxy statement, Represents dividend growth rate from 2008-2014. Source: companies' SEC filings.
(6)   Shares outstanding as disclosed in Company Form 10-K in 2008 and 2014.
(7)   DuPont January 27, 2015, Q4 2014 earnings transcript.

Did the Board Know?

- **Axalta EBITDA was reported to be $229mm (or 68%) higher in the same year (2011) under different owners**

- **Ellen Kullman has sold over half of her stock since Trian invested in 2013**

- **DuPont has reported <u>NINE</u> different EPS figures for 2011**

- **DuPont management suggested that changes in pension accounting led to lowered margin targets at the May 2013 Investor Day**

- **Lack of transparency for reporting financial and operating metrics**

> **In Trian's limited interactions with DuPont's Board, it has become clear to us that <u>management maintains a significant information advantage over the Board of Directors</u>**

The Saga of DuPont's 2011 EPS:
Which EPS Number Will DuPont Choose Today?

- *DuPont's Written Statement*: "Trian's analysis relies on a 2011 EPS of $4.32 that is not reported in DuPont's public filings…" – DuPont presentation, February 2015

- *The Reality*: DuPont has provided *nine different "versions" of 2011 EPS*

	2011 GAAP EPS				2011 Non-GAAP EPS				
	1	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**
	$3.68[1]	$3.30[2]	$3.38[3]	$3.77[4]	$3.93[5]	$3.55[6]	$4.02[7]	$3.63[8]	$2.03[9]
Source:	2011 10-K Page F-4	2012 10-K Page F-4	2012 Databook Page 4	2013 10-K Page F-4	1/24/12 8-K Page 14	1/22/13 8-K Page 15	2012 Databook Page 4	12/14 Non-GAAP Reconcil. Page 7[10]	DEFA14A 2/17/15 Page 5 ("Important Facts For DuPont Shareholders")
Disclosure / Filing Date:	2/9/2012	2/7/2013	March-2013	2/5/2014	1/24/2012	1/22/2013	March-2013	1/27/2015	2/17/2015

> **Since January 2012, DuPont has provided nine different versions of 2011 EPS.**
> **Can DuPont's independent directors explain why that is?**
> **Trian's nominees will seek to ensure that the board holds management accountable.**

Source: Bloomberg, Company Transcripts, SEC filings, Trian calculations.
DuPont labels each of these nine EPS figures as follows: (1) "Diluted earnings per share of common stock". (2) "Diluted earnings per share of common stock from continuing operations". (3) "Income from continuing operations after income taxes – diluted". (4) "Diluted earnings per share of common stock". (5) "EPS excluding significant items". (6) "EPS from continuing operations, excluding significant items". (7) "Operating earnings after income taxes – diluted". (8) "EPS – Excluding Significant Items". (9) "Adjusted Operating EPS (excluding Performance Chemicals, Pharma) (Non-GAAP)".
(10) See: E. I. DU PONT DE NEMOURS AND COMPANY AND CONSOLIDATED SUBSIDIARIES NON-GAAP RECONCILIATIONS: 2008 – 2014, on is available at www.DuPontCanBeGreat.com 1/27/2015.

DuPont Changed Its EPS Reporting Methodology In Late 2012; Then Suggested Reduced Margin Targets Were Correlated To Its Accounting Change

- **In December 2012, DuPont introduced a new EPS reporting methodology, called "Operating EPS", which adds back non-operating pension/other post-employment benefit ("OPEB") costs to non-GAAP EPS**

- **At its May 2013 Investor Day, DuPont gave long-term margin targets by business that differed from those given at its 2011 Investor Day**

- **The Company suggested the difference between these targets was merely an accounting difference (i.e. the non-operating pension / OPEB adjustment); responding to a question about the Industrial Biosciences and Performance Materials segments, management said the following:**
  - "In terms of margins, the **accounting change really accounts for the shift that you're seeing**. So we have not revised up or revised down our expectations"

- **It took prodding from a research analyst during the Q&A for DuPont to admit that certain margin targets were lowered**
  - "…Safety and Protection margin [targets] that you show are 21% to 23% which is what they were 18 months ago. But you now exclude your pension cost…[which was] more than 500 basis points." – JP Morgan analyst[1]
  - DuPont responded: **"…You're right, Jeff. The margin is lower between 400 and 500 basis points from that standpoint"**

> At DuPont's 2013 Investor Day, management was not transparent about reducing margin targets, suggesting that reduced margin targets were correlated to the accounting change. Were DuPont's independent directors aware of this? Trian's nominees will seek to ensure that the board holds management accountable.

Source: DuPont SEC fillings, DuPont Investor Day transcript from May 2, 2013, Trian calculations, non-GAAP reconciliations. (1) Jeff Zekauskas, JP Morgan, DuPont 2013 Investor Day, 5/2/2013.

Lack Of Transparency In Reporting

1. DuPont "shuffles the deck chairs" with operating segments

- Changed segment reporting lines 3 times since 2000[1]
- Constantly re-stated segments (e.g. Viton moved from Performance Materials (PMat) to PChem in 2014)

2. DuPont "shuffles the deck chairs" with the historical income statements

- In 2013 Form 10-K, reported $3.8bn of "other operating charges," a completely new P&L line, formerly included in COGS[2], effectively restating the implied gross margin as 960bps higher[3]
- A year later, DuPont restated "other operating charges" again – DuPont reduced the 2013 expense by $2.2bn and effectively increased the SG&A ratio by >600bps[4]

3. Management stopped reporting new product cannibalization entirely in 2007

- According to DuPont's prior Data Books, ~63% of new product sales were cannibalized in the years 2004-2006[5]

4. DuPont lacks a consistent reporting methodology for M&A activity

- Gains on asset sales are occasionally included as operating income, e.g. Q3 2013 ~$26m gain on Pannar[6]
- When measuring operating margins between 2008 and 2013, DuPont selectively includes the impact of M&A[7]
    - DuPont excludes Coatings (sale announced in 2012) and PChem (not yet spun), but doesn't exclude Danisco (acquired in 2011), nor does it pro forma adjust the "base" 2008 margin for the Danisco acquisition

Source: Company Press Releases, SEC Filings, 2006 Data Book, Q3 2013 presentation.
(1) From 2010-2011, DuPont split Agriculture & Nutrition into 2 segments, only providing one year of historical information for each. From 2008 -2009, DuPont changed reporting from 6 to 7 segments and adjusted the businesses included within the pre-existing segments (e.g. Safety & Protection, Electronics & Communications). From 2001-2002, DuPont dramatically realigned its businesses, excluding Agriculture & Nutrition.
(2) "COGS" refers to cost of goods sold.
(3) 2012 implied gross margins increased by ~960bps using the 2013 annual 8-K vs the 2012 annual 8-K (COGS were 61.9% of sales vs 71.5% sales), as the company separated other operating charges from cost of goods sold. Analysis defines gross margin as sales less COGS.
(4) SG&A expense as a % of sales.
(5) Average cannibalized sales as a percentage of new product sales from 2004-2006 sales. Estimates using the graphs provided on page 16 of the 2006 DuPont data book, entitled "Sales From Products Commercialized in Last 5 Years" and "Growth Revenue From Products Commercialized in Last Five Years (Net of Cannibalization)."
(6) Claimed $26m gain related to an equity remeasurement of Pannar, yet in 2012 annual press release identified gain on the sale of equity method investment as a one-time gain ($122m gain).
(7) Source: DuPont Shareholder Update Presentation 10/28/14 (page 27).

Trian Believes It Has Already Made An Impact On Value Creation At DuPont… And That There Is Much More To Be Unlocked

	Value Destruction Before Trian's Involvement	DuPont's Actions Since Trian's Involvement	Outstanding Concerns
Operations	▪ EPS down >7% since 2011 ▪ Management missed guidance for 3 years in a row(1) ▪ $2.2bn addbacks during management tenure ▪ Revenue growth and margins underperform peers in 5 of 7 segments	▪ Announced Fresh Start Initiative, a $925m cost savings(7)	▪ We estimate $2-$4bn of excess corporate costs (annually)(8) ▪ Revenue growth and margins still trail peers in 5 of 7 segments ▪ Limited commitment to flow-through Fresh Start cost savings to the bottom line(9)
M&A	▪ Transferred >$6bn(2) of value to Private Equity owners by selling Axalta for cash versus tax-free spin-off – Value destruction exacerbated by excess corporate costs: $339m of 2011 EBITDA under DuPont vs $568 standalone(3) ▪ Danisco margins down 33% since acquired(4)	▪ Spinning Chemours tax efficiently (vs. selling for cash) ▪ Other divestitures, including: o Glass Laminating Solutions o DuPont Hotel/Theatre/ o Copper Fungicide Business	▪ Performance Chemical spinoff announced in Oct. 2013; completion not expected until mid-2015, almost two years after announcement
Capital Allocation & Governance	▪ Took 10 years to complete the $2bn share buyback program launched in 2001(5) ▪ Dividend growth rate significantly below that of peers ▪ Poorly timed capex (e.g. $600m Altamira investment during TiO2 oversupply) ▪ ~$5bn of Agriculture R&D has led to zero traits and $2.2bn in litigation costs(6) ▪ Poorly constructed compensation programs	▪ Announced a $5bn share buyback program ▪ Committed to return $4bn of capital to shareholders from Chemours dividend ▪ Upgraded the Board ▪ Amended Key Performance Indicators for 2015 compensation ▪ Limited enhancement of Chemours proposed corporate governance	▪ DuPont rejected universal proxy proposal ▪ No deadline on 60% of buyback program ▪ Uneconomic ROIC on R&D and capex in 2/3rds of the business ▪ Failure to meet Applied Bioscience goals ▪ Diluted shares outstanding have risen during CEO tenure ▪ Misalignment of management incentives ▪ Poor corporate governance structure at Chemours ▪ Trian questions the appropriateness of a sitting CEO also serving as a lead director

Source: Company SEC filings, transcripts and press releases.

(1) Excludes one-time gains, the impact of better than expected tax rate and other one-time items.

(2) Axalta's current enterprise value of ~$10.4bn minus after-tax sale proceeds of $4bn that DuPont received in sale of Coatings (closed 2013),

(3) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. See footnotes on page 71 of Trian's White Paper, which was filed with the SEC on February 17, 2015.

(4) Please refer to page 84 of Trian's White Paper, which was filed with the SEC on February 17, 2015, for further detail. Margins in 2010 at Danisco pro forma for synergies were ~13.8% and were 9.3% in 2014.

(5) $2bn plan first authorized in 2001. The final purchase under the program was completed in H1 2012.

(6) See 2013 Form 10-K, and Reuters article on March 26, 2013 "Monsanto, DuPont strike $1.7 billion licensing deal, end lawsuits", DuPont had Imprelis charges of $1.2bn and $1bn jury verdict for patent infringement on Roundup Ready 2 patent (Monsanto's trait). In lieu of $1bn payment to Monsanto, DuPont agreed to pay a minimum of $1.75bn to Monsanto in long-term royalty payments for Roundup Ready 2 and dicamba.

(7) Represents announcement of Fresh Start Initiative in which $1.3bn cost saving plan includes $375m of costs transferred to Performance Chemicals.

(8) Please refer to pages 71 and 72 of Trian's White Paper, which was filed with the SEC on February 17, 2015.

(9) According to Q4 2014 earnings call. Please refer to page 74 of Trian's White Paper, which was filed with the SEC on February 17, 2015 for further details.

Trian's Board Engagement Is Comprehensive And Adds Value

At large capitalization companies, it is not unusual for Board and Committee members to receive a thousand pages of material; as a result, it is difficult, if not impossible, for any director without a team of analysts to thoroughly review all of the information

- **When a Trian partner joins a Board, the resources of Trian are mobilized:**

    1. An operational, financial, strategic and legal diligence request list is sent to the company

    2. The appropriate Trian team examines all the information (Trian signs a confidentiality agreement)

    3. Trian team interacts with several layers of management

- **The Trian director is therefore able to:**

    1. Reduce management's "information advantage" over Board members

    2. Provide thoughtful analysis and recommendations based on material, non-public information

    3. Ensure decisions are made by the Board in a dispassionate and clinical fashion

---

While DuPont may portray Trian's involvement as intrusive, history suggests the result is enhanced performance and long-lasting, collaborative relationships with management and other board members; perhaps best evidenced by Trian's continuing relationships with Bill Johnson, Arthur Winkleblack and Dennis Reilley (Heinz) and Dennis Kass (Legg Mason)

Trian Has A Demonstrated Ability To Drive Operational Improvements and Growth

- Trian has a long track record of working with its portfolio companies to help grow earnings
- We have seen the impact of our active involvement and constructive engagement stretch well beyond just the period of our investment
- As the charts below indicate, when measuring annual adjusted EPS growth since the time of Trian's initial investment through the present, our portfolio companies have on average generated significant EPS outperformance
- Based on this track record, **Trian believes it can help DuPont grow earnings significantly**



Annual Adjusted EPS[1] Growth for Core and Other Trian Investments[2]
Time Period: From the Date of Trian's First Purchase Through the Present (or last day of trading on exchange)

Compared to Prior 5-Year Period

EPS CAGR: 2.4x Greater

3.5% — Trian Investments During Prior 5-Year Period [3]

8.3% — Trian Investments During Time Period [4]

Source: Company filings, Bloomberg

(1) Adjusted earnings per share ("EPS") is defined as net income excluding specifically identified items divided by the weighted average number of diluted shares outstanding during the fiscal year. Trian believes that using EPS on an adjusted basis for this analysis provides a more accurate representation of a company's operating performance across time periods. Adjustments to net income include, but are not limited to, certain non-cash items (e.g., impairments, intangibles amortization, non-cash interest), non-recurring items (e.g., one-time gains and/or losses, restructuring costs, extraordinary items) and non-operational items (e.g., acquisition costs, legal settlements, hedges).

(2) "Core and Other Trian Investments" refers to the same population of Trian investments used for the Total Shareholder Return (TSR) analysis described on page 39 of this presentation. Please refer to the summary chart on such page for the names of the "Core Trian Investments" and "Other Trian Investments" used in the TSR analysis and the criteria used to select such investments. Such investments do not represent all of the investments purchased or sold for Trian's clients.

(3) The Annual Adjusted EPS Growth during the "Prior 5-Year Period" represents the compound annual growth rate ("CAGR") calculated using the company's Adjusted EPS on the "pre-investment date" versus the Adjusted EPS five years prior to such date. For purposes of this analysis, the "pre-investment date" for each Trian portfolio company was established as the portfolio company's (forward or backward-looking) fiscal year-end that was closest to Trian's initial investment date.

(4) The Annual Adjusted EPS Growth during the Time Period represents the CAGR calculated using the company's Adjusted EPS on the "pre-investment date" versus the Adjusted EPS through either calendar year 2014 or the last full fiscal year prior to the last day of public trading of the company's stock.

Note: While Trian may believe that earnings per share growth during the Time Period is attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Trian's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Trian's efforts and what may have been attributable to other factors. The EPS Growth figures on this page should not be construed as an indication of the performance of the funds managed by Trian and it should not be assumed that any or all of the investments included in this analysis were or will be profitable in any of the funds managed by Trian. Past performance is not an indication of future results.

Trian Has A Track Record Of Helping Companies Outperform The Market Over The Long Term

- **Trian has a track record of adding value in the Boardroom, improving both operating results and share price performance.**

	Company	Highest % of Total Company Owned by Trian (1)	Time Horizon (Years) (2)	Cumulative Total Shareholder Return (TSR) (3) Over Time Horizon: Stock	Cumulative Total Shareholder Return (TSR) (3) Over Time Horizon: S&P 500 (4)	Annual Bps of Outperformance Over Time Horizon vs. S&P 500
Core Trian Investments (5)	*Wendy's / Tim Hortons	20.3 %	9.4	314%	110%	805bps
	Cadbury / Dr Pepper Snapple	4.4 %	8.3	261%	78%	944
	Tiffany & Co.	8.7 %	8.2	147%	76%	448
	*Mondelez / Kraft Foods	3.1 %	8.0	167%	74%	590
	*H.J. Heinz	4.3 %	7.3	177%	53%	890
	*Legg Mason	11.4 %	6.2	227%	175%	333
	Family Dollar	8.5 %	5.3	183%	105%	720
	Domino's Pizza	9.9 %	4.0	518%	72%	4,275
	State Street	3.3 %	4.1	90%	77%	201
	*Ingersoll-Rand / Allegion	7.1 %	3.2	154%	70%	1,575
	Lazard	6.0 %	3.2	128%	68%	1,194
	InterContinental Hotels Group	4.0 %	3.1	107%	65%	880
	PepsiCo	1.3 %	2.5	50%	57%	(211)
	Danone	1.0 %	2.5	51%	57%	(185)
	DuPont	2.7 %	2.1	54%	42%	485
	The Bank of New York Mellon	2.7 %	1.1	33%	17%	1,393
Other Trian Investments (at or above 4.2%) (6)	Cracker Barrel Old Country Store	4.9 %	9.5	410%	112%	1,054
	Cheesecake Factory	14.0 %	7.5	124%	64%	459
	Chemtura	4.3 %	4.0	(96%)	(7%)	(5,320)
	Peet's Coffee & Tea	4.8 %	1.8	81%	15%	3,008
Average Outperformance						**677bps**
Average Outperformance for Companies on which Nelson Peltz Serves or has Served on the Board						**839bps**

Notes

*Denotes a board on which Nelson Peltz serves or has served

(1) Represents the highest percentage of the company's outstanding shares held across all of Trian's equity investment vehicles at any point during the life of the investment.

(2) Time horizon is defined as from the date of Trian's first purchase through the earlier of 4/16/2015 or last day of public trading.

(3) The TSR figures in the column titled "Stock" reflect the change in the stock price of each company referenced plus the effect of dividends received over the relevant time period. The TSR figures in the Stock column should not be construed as an indication of the performance of the funds managed by Trian and it should not be assumed that any or all of these investments were or will be profitable in any of the funds managed by Trian.

(4) We highlight the S&P 500 Index (the "Index") here only as widely recognized index, however, for various reasons the performance of the Index and that of the individual companies included in this chart may not be comparable. Reference to the S&P 500 used in this chart shall mean the S&P 500 Total Return Index, which includes the price changes of all underlying stocks and all dividends reinvested. S&P data is obtained from Bloomberg using the SPX ticker with the inclusion of dividend re-investment.

(5) This category includes all of the investments made by Trian since Trian's inception in November 2005 (through March 2015): (i) for which Trian has filed a Schedule 13D or 13G or made a similar non-U.S. filing or other notification with respect to its investment in the company or (ii) that were or are a publicly disclosed activist position in which funds managed by Trian invested at least $700 million of capital (the representative size of Trian's current activist investments) and where Trian (x) had a designee or nominee on the Board and/or (y) wrote a white paper" and met with management. The companies shown on this page do not represent all of the investments purchased or sold for Trian's clients.

(6) This category includes all other investments made by Trian since Trian's inception in November 2005 (through March 2015) in which funds managed by Trian held 4.2% or more of the company's outstanding shares, the percentage that Trian held in chemical company Chemtura.

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DUPONT CAN BE GREAT

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Appendix A: Additional Credentials For Trian's Four Highly Qualified Directors

Nelson Peltz Biography





















- Chief Executive Officer & founding partner of Trian since its formation in 2005

- Serves as a director of Mondelēz International, Inc. (since January 2014), The Madison Square Garden Company (since December 2014) and The Wendy's Company, where is he non-executive Chairman (since 2007)

- Previously served as a director of Ingersoll-Rand plc (2012 to June 2014), H.J. Heinz Company (2006 until June 2013), Legg Mason, Inc. (2009 until December 2014) and National Propane Corporation (1996 to 1999), the managing financial partner of National Propane Partners, L.P., where he was Chairman of the Board

- Former Chairman and Chief Executive Officer of Triarc Companies, Inc. from 1993 until 2007. During that period, Triarc owned Arby's Restaurant Group, Inc. and Snapple Beverage Group, as well as other consumer and industrial businesses

- Former Chairman & Chief Executive Officer of Triangle Industries, Inc., a Fortune 100 industrial company and the parent of American National Can Company from 1983 until December 1988, when it was acquired by Pechiney, S.A

- From 1984 until 1992, Chairman and Chief Executive Officer and a director of Avery, Inc. which, from 1986 to 1989, was primarily engaged in the manufacture and sale of specialty chemicals through Uniroyal Chemical, which was sold in a management buyout

- Mr. Peltz began his business career in 1963 when he joined his family food business

- In September 2013, Mr. Peltz was recognized by the National Association of Corporate Directors (NACD) in 2010, 2011 and 2012 as among the most influential persons in the global Corporate Governance arena

- **Value Proposition:** Through Mr. Peltz's 40 years of experience in investing, turning around and building companies, he has developed strong operating experience and strategic planning skills that will benefit DuPont's operational initiatives and its long-term strategy. Trian believes the attributes, skills and qualifications that Mr. Peltz possesses through his experience as a hands-on executive and active board member on numerous public company boards will provide DuPont and its Board with valuable industry knowledge and management experience

Nelson Peltz Has Significant Relevant Experience

		Rationale
Chemical/ Industrial Experience	✓	▪ Former Chairman & CEO of Triangle Industries (American National Can), a Fortune 100 industrial company ▪ Former Chairman & CEO of Avery, the parent Company of Uniroyal Chemical, a producer of agricultural and industrial chemicals
International Markets Knowledge	✓	▪ Built the world's largest packaging company in the 1980s ▪ Served as CEO or board member of several multinational companies including Triangle Industries, Ingersoll-Rand, Heinz and Mondelēz
Financial Acumen	✓	▪ Operations-centric investment track record has led to the formation of Trian, an investment firm with over $11 billion of assets under management, including callable commitments*
Portfolio Transformation/ M&A	✓	▪ Oversaw several strategic transactions in a variety of industries including industrials, chemicals, consumer and financials
Operations/ Manufacturing	✓	▪ Served as CEO of a company with 24,000 employees and 115 manufacturing facilities worldwide
Board Experience	✓	▪ Served as current or former director of 13 public companies ▪ Currently serves as director of Mondelēz, The Madison Square Garden Company, and Wendy's
Public Markets Experience	✓	▪ Served as CEO of six public companies ▪ Four decade track record of investing in public companies
Environmental/ Regulatory	✓	▪ As a result of serving as Chairman & CEO of Triangle Industries and Avery, Mr. Peltz acquired significant management experience with environmental standards / regulatory issues

Source: SEC filings.
* As of 4/1/15. Includes $840 of callable commitments to an investment vehicle formed to co-invest with other funds managed by Trian.

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Nelson Peltz Case Study: Triangle/American National Can (Fortune 100)



Investment Overview

- **Trian Principals acquired an initial interest in Triangle in 1983**
  - Trian Principals were Chairman & CEO and President & COO
  - Created significant value by growing organically and through M&A, keeping overhead lean and properly incentivizing management to grow profitably
  - Acquired National Can (1985, $420m) and the packaging business of American Can (1986, $600m)
  - Became the world's largest packaging companies and a Fortune 100 industrial company

- **End Result**
  - In 1988, Triangle Industries was sold to a strategic buyer (Pechiney) for over $4bn of enterprise value
  - In 1988, *Fortune* magazine ranked Triangle Industries as the best performer among all Fortune 500 industrial metal products companies based on "Total Return to Investors" over the previous decade

Triangle Industries Operating Performance





4.1%
6.2%
10.0%
8.6%
9.7%
$137
$170
$1,646
$2,668
$4,336
1983
1984
1985
1986
1987
Net Revenue
EBITDA Margin

Enterprise Value

($ in millions)

$80
$4,200
1983
1988

Disclaimer: This case study is an example of a discrete investment, which is presented solely to illustrate Trian's Principals' investment process and strategies and not to imply that Trian's involvement with DuPont will be successful. Market conditions at the times of the events reflected in the case study may differ materially from current and future market conditions. There can be no guarantee or assurance that Trian's strategic or operating initiatives if implemented will be successful. The performance of the example should therefore not be construed as an indication of the performance of DuPont on a go forward basis. Past performance is not an indication of future results.
Source: Bloomberg.

Nelson Peltz Case Study: Snapple Turnaround (A Harvard Business School Case Study)



Investment Overview

- **Triarc, an investment vehicle controlled by Trian's Principals, acquired Snapple from Quaker Oats in 1997 ($300m purchase)**
  - Significant operational turnaround involving product innovation, supply chain investment and marketing
- **"Blank Sheet of Paper" approach to building an overhead structure, similar to the recent turnaround of Axalta in 2013/2014**
  - Built an efficient overhead structure for senior leadership and corporate services including finance, accounting HR, legal, and IT functions
  - Eliminated bureaucracy and bloated corporate structure
- **End Result**
  - Reversed a multi-year string of volume declines and grew top and bottom lines
  - Returned business back to profitability
  - 11 straight quarters of case sales growth
  - Sold Beverage business[(1)] to Cadbury in 2000 for ~$1.5bn
  - Became a Harvard Business School case study

Enterprise Value[(1)]

($ in millions)



$1,500
$300
1997
2000

Snapple: Case Sales Trends (Volume)



(15%)
(15%)
(28%)
(25%)
(37%)
0%
8%
17%
8%
26%
9%
% Cumulative Change
% Change vs. Prior Years
1995
1996
1H97
2H97
1998
1999
1H00

Disclaimer: This case study is an example of a discrete investment, which is presented solely to illustrate Trian's Principals' investment process and strategies and not to imply that Trian's involvement with DuPont will be successful. Market conditions at the times of the events reflected in the case study may differ materially from current and future market conditions. There can be no guarantee or assurance that Trian's strategic or operating initiatives if implemented will be successful. The performance of the example should therefore not be construed as an indication of the performance of DuPont on a go forward basis. Past performance is not an indication of future results.

Source: Company information. Figures are unaudited.

(1) In 1997, when purchased, Snapple Beverage Corp. included only the Snapple brand. In 2000, the Snapple Beverage Group included Snapple as well as three other smaller beverage brands. The Snapple brand generated approximately 72% of Adjusted EBITDA for the Snapple Beverage Group in 1999.

Nelson Peltz Case Study: Wendy's

Situation Overview (Oct. 2008 – Apr. 2015)

- **In 2008, Triarc, which was controlled by Trian's Principals, acquired Wendy's International; Nelson Peltz became Non-Executive Chairman**
- **Trian's Principals' investment thesis for long-term value creation: 1) increase focus, 2) invest in organic growth, and 3) expand margins**
- **Capital expenditures in 2014 have tripled since 2008 as the brand is executing an Image Activation investment program**
- **Relaunched the entire core menu, including hamburgers, fries, salads and chicken sandwiches, resulting in record sales per store**
- **Rated #1 overall and in food and décor in Zagat's Sept. 2012 fast food survey**
- **Improved the quality of earnings through refranchising: targeting 5% company ownership by 2016 – down from 21% in 2008**

Key Metrics Up Across the Board

($mm, except per share)	FY09A	FY14A	Change
Average Co-Op Unit Volume	$1.422	$1.593	12%
Net Revenue	$2,437	$2,061	-15%
Restaurant Margin	14.8%	15.8%	100bps
G&A	$353	$263	-25%
EBITDA	$338	$393	16%
% - Margin	*13.9%*	*19.1%*	*518bps*
EPS	$0.19	$0.34	79%
Capital Expenditures[(1)]	$102	$299	193%
Dividend per Share	$0.06	$0.21	242%

Source: Financials based on company filings, press releases and investor presentations.

Wendy's Outstanding Shareholder Returns

TSR 9/30/08-4/16/15[(2)]


126%
108%
Wendy's
S&P

Source: Bloomberg.

"Nelson Peltz and Trian have played an important role in Wendy's brand transformation and financial improvement. I greatly value the thought leadership and strategic insight that Nelson and the Trian team provide. Nelson and Trian are passionate advocates for the brand's growth and success. We work collaboratively on key strategic decisions and our company benefits from Trian's insight on financial and global opportunities."

—Emil J. Brolick, President and CEO, The Wendy's Company

Disclaimer: This case study is an example of a discrete investment, which is presented solely to illustrate Trian's Principals' investment process and strategies and not to imply that Trian's involvement with DuPont will be successful. Market conditions at the times of the events reflected in the case study may differ materially from current and future market conditions. There can be no guarantee or assurance that Trian's strategic or operating initiatives if implemented will be successful. The performance of the example should therefore not be construed as an indication of the performance of DuPont on a going forward basis. Past performance is not an indication of future results.

Source: SEC filings, press releases and Bloomberg.

(1) Includes consolidated Arby's capital expenditures.

(2) "TSR" represents total shareholder return, or the change in stock price of Wendy's plus the effect of dividends received between 9/30/08-4/16/15.

Nelson Peltz Case Study: Ingersoll-Rand

Situation Overview

- **Trian invested in IR in February 2012 and met with management that April to discuss a broad corporate restructuring seeking:**
  - Higher margins
  - Portfolio optimization
  - Efficient capital allocation
- **In August 2012, Nelson Peltz joined the Board of Directors**
- **Since then, Ingersoll-Rand has accomplished the following:**
  - **Increased Focus**: Spun-off security business (Allegion) to shareholders; re-rated to 11.6x EV/NTM EBITDA(1), 76% above its pre-investment valuation
  - **Improved Profitability**: EBIT margin increased ~200bps (from 10%-12%); expected to be 14% by 2016(2)
  - **Improved ROIC(3):** Improved by 294bps from 2011-2014 (up 27%)

Key Metrics Up Across the Board

$mm, except per share	2011	2014	Change
On a Consolidated Basis			
Revenue	$14,782	$15,010	1.5%
Organic Growth			*10.4%*
Gross Margin	29.0%	32.0%	297bps
EBITDA	$1,910	$2,194	14.9%
EBIT	$1,507	$1,813	20.3%
EBIT Margin	10.2%	12.1%	188bps
Diluted EPS	$2.82	$4.16	47.5%
Annual Dividend	$0.59	$1.11	87.6%
After-Tax ROIC(3)	11.1%	14.0%	294bps

Source: Financials based on company filings, press releases and investor presentations.

IR Shareholder Returns Outperform The Market

TSR from 2/2/12-4/16/15(4)


154%
70%
Ingersoll-Rand/
Allegion
S&P

Source: Bloomberg.

Disclaimer: This case study is an example of a discrete investment, which is presented solely to illustrate Trian's Principals' investment process and strategies and not to imply that Trian's involvement with DuPont will be successful. Market conditions at the times of the events reflected in the case study may differ materially from current and future market conditions. There can be no guarantee or assurance that Trian's strategic or operating initiatives if implemented will be successful. The performance of the example should therefore not be construed as an indication of the performance of DuPont on a going forward basis. Past performance is not an indication of future results.

Source: SEC filings and Bloomberg.

(1) EV/NTM EBITDA is defined as Enterprise Value divided by next twelve months EBITDA. Ingersoll-Rand/Allegion re-rated from 6.6x EBITDA to 11.6x on a combined basis.

(2) Source: Bloomberg and SEC filings.

(3) ROIC is defined as return on invested capital, which equals net operating profit after tax divided by average equity plus net debt.

(4) "TSR" represents total shareholder return, or the change in stock price of Ingersoll-Rand plus the effect of dividends received and the distribution of Allegion between 2/2/12-4/16/15.

John H. Myers Biography









- Former President and Chief Executive Officer of GE Asset Management (General Electric's asset management subsidiary) from 1996 until 2006

  – Responsible for ~$200bn in assets under management, including those held by General Electric's pension funds, 401(k) plans, mutual funds and insurance companies and more than 200 external institutional clients

- Held various management positions in General Electric for over 35 years

- Serves as director for Legg Mason, Inc. (since June 2013)

- Served as a director of Hilton Hotels Corporation from 2000 to 2007

- **Value Proposition:** Trian believes Mr. Myers' qualifications to serve on DuPont's Board include the knowledge and experience he has gained while serving in various management positions for over 35 years with General Electric. In addition, he gained extensive financial and leadership experience serving as President and Chief Executive Officer of GE Asset Management and through his experience as a director of Legg Mason, Inc. and as a former director of Hilton Hotels Corporation

John H. Myers Has Significant Relevant Experience

		Rationale
Culture of High Performance	✓	▪ Grew GE Asset Management (GEAM) AUM from $58bn in 1996 to $200bn in 2006 ▪ Strong investment returns at GEAM made it unnecessary for GE to make any corporate contributions to the GE Pension Plan during tenure
Chemical/ Industrial Experience	✓	▪ First half of GE career spent on industrial side of business ▪ Reported directly to GE's Chairman & CEO
International Markets Knowledge	✓	▪ Mr. Myers was instrumental in shaping GEAM's international investment program and GEAM was one of the first ERISA plans to venture into international equity investments ▪ Worked abroad in both Germany and Italy while at GE
Financial Acumen	✓	▪ P&L responsibility over entire GEAM business ▪ Implemented "Six Sigma" to create more efficient investing process in GEAM, optimizing resource allocation ▪ Served on audit committee of Hilton Hotels
Portfolio Transformation/ M&A	✓	▪ Invested in a broad range of products including real estate, private equity, domestic and international equities, and fixed income ▪ Significant experience overseeing investment process and managing risk
Board Experience	✓	▪ Director of Legg Mason ▪ Previous Director of Hilton Hotels, DoubleTree, Callaway Golf, and Promus Hotel Corp; Former Member of Warburg Pincus Advisory Committee
Public Markets Experience	✓	▪ Built lasting relationships with institutional investors; in addition to GE, managed assets for more than 200 external institutional clients
Environmental/ Regulatory	✓	▪ GEAM, one of the largest pension fund managers in the world, is highly regulated and is subject to the rules and regulations of the Employee Retirement Income Security Act ("ERISA")

Source: "GE Asset Management Leverages its Heritage";4/1/2004, The Business of Running Money, Volume 1, Number 7; GE Boosts Active Management, 3/23/1998, Pension & Investments; "GE Asset Management's Sweet Spot", March 2002, Money Management; "GE Whiz", December 2003, Institutional Investor; "John Myers, GE Investments", 5/23/1997, PlanSponsor Magazine; "Myers Out, Pressman in at GE Asset", 5/29/2006, Pension & Investments; and Aurora Capital Group http://www.auroracap.com/people/advisors-jmyers.php.

John H. Myers Case Study: General Electric Asset Management

- **Under John Myers, the GE Asset Management (GEAM) business expanded rapidly, especially in servicing external clients**

- **As of 2003, "GE owns the biggest pension-fund-turned-asset-manager" with $30.8bn of external money (General Motors was the closest with $20bn of external money from less than 10 clients)**

- **Under Myers, the GE pension fund achieved several of GE's key performance goals:**
    - Grew external assets, leveraging costs of running pension portfolio
    - No GE corporate contribution needed to be made to GE Pension Plan between 1987 and 2011

- **Demonstrated expertise across the investment space**
    - GEAM had direct investments in real estate, private equity, domestic and international equities and fixed income
    - 70-80% of GEAM assets were internally managed throughout Myers' time at GEAM

- **Implemented "Six Sigma" to create most efficient investing process**
    - Cut time to prepare a presentation in half through redesign and automation
    - Client report delivery time went from 12-14 days to 8-10 days

- **Well perceived**
    - "GE Pension Trust, the company's defined benefit plan continues to set an industry standard, as does Myers, who has emerged as one of America's most influential pension managers" – *Institutional Investor (12/03)*
    - "General Electric deserves to stand as a model of the defined benefit system. Other corporations, as well as public retirement systems ought to examine it for valuable insight in managing their own defined benefit plans" – *Pensions & Investments (1/20/11)*



AUM Growth $bn[1]

$200 (2006)

13% CAGR

$58 (1996)

Source: "GE Asset Management Leverages its Heritage";4/1/2004, the Business of Running Money, Volume 1, Number 7; GE Boosts Active Management, 3/23/1998, Pension & Investments; "GE Asset Management's Sweet Spot", March 2002, Money Management; "GE Whiz", December 2003, Institutional Investor
(1) "John Myers, GE Investments", 5/23/1997, PlanSponsor Magazine and "Myers Out, Pressman in at GE Asset", 5/29/2006, Pension & Investments

Arthur B. Winkleblack Biography









- Executive Vice President and Chief Financial Officer of H.J. Heinz Company from January 2002 until June 2013, when the company was sold to Berkshire Hathaway/3G Capital

- Serves as a director for Church & Dwight Co., Inc. (since 2008) and RTI International Metals, Inc. (since December 2013) and Performance Food Group, a Blackstone Company (since February 2015)

- Formerly held senior finance positions at C. Dean Metropoulos & Co., the consumer products arm of Hicks, Muse, Tate and Furst, a private equity firm (1998 until 1999); Six Flags Entertainment Corporation (1996 until 1998); AlliedSignal, Inc. from 1994 until 1996; and PepsiCo, Inc. from 1982 until 1994

- **Value Proposition:** Trian believes Mr. Winkleblack's substantial executive experience, including almost 12 years of service as Executive Vice President and Chief Financial Officer of H.J. Heinz Company, provides him with knowledgeable perspectives on strategic planning, international operations, acquisitions and divestitures and cost and financial controls. In addition, his experience as CFO of a large multinational company will enable him to bring important perspectives to the Board on performance management, compliance, risk management, public reporting and investor relations

Arthur B. Winkleblack Has Significant Relevant Experience

		Rationale
Oversaw High Performance Culture	✓	▪ Served as CFO of Heinz for over a decade; built strong performance culture and delivered consistent top-tier results ▪ Prior to Heinz, 15 years of experience combined at PepsiCo and AlliedSignal and six years in private equity
Chemical/ Industrial Experience	✓	▪ Current director of RTI International Metals, a vertically integrated supplier of advanced titanium ▪ Worked in finance team at AlliedSignal (predecessor to Honeywell International)
International Markets Knowledge	✓	▪ Grew Heinz to be a leading global player (2/3^{rds} of sales outside U.S.) ▪ At Heinz, emerging markets grew from 11% of sales in 2006 to 21% in 2012, with strong presence in Latin America, Eastern Europe, Asia and India
Financial Acumen	✓	▪ Significant experience overseeing organic growth, portfolio realignment, lean management initiatives, cash flow optimization, executive comp programs and transparency with investors
Portfolio Transformation/ M&A	✓	▪ At Heinz, divested low value commodity businesses tax efficiently, including a major reverse merger with Del Monte. Implemented disciplined M&A program to build scale profitably in emerging markets ▪ Heinz ROIC improved 560bps from 2006 to 2012
Board Experience	✓	▪ Director of Church and Dwight (252% TSR vs 78% for S&P 500 during tenure) and Chair of the Compensation Committee ▪ Director of RTI International Metals (announced sale to Alcoa in March '15) ▪ Recently joined board of Performance Food Group (a Blackstone company)
Capital Markets Experience	✓	▪ Decades of experience overseeing all aspects of capital management ▪ Significant interaction and familiarity with leading institutional investors
Environmental/ Regulatory	✓	▪ Strong safety and quality record at Heinz across vast global factory network ▪ Significant interactions with FDA and other regulatory bodies

Source: Heinz SEC filings, Bloomberg.

Arthur B. Winkleblack Case Study: Heinz

Situation Overview (Feb. 2006 – Feb. 2013)

- **Trian's Nelson Peltz and Arthur Winkleblack first began working collaboratively together in 2006**
- **Trian conducted a proxy contest with Heinz that year and won two seats on the Board**
- **Trian gained tremendous respect for Art's operational and financial skill-set, which helped achieve the following:**
  - 32 consecutive quarters of positive organic growth
  - Significant EPS, free cash flow and share price appreciation
  - Marketing growth 2x faster than sales
  - Zero "addbacks" to EPS for 5 consecutive years(1)
  - Substantial improvement to return on capital
- **In February 2013, Berkshire Hathaway and 3G Capital entered into an agreement to acquire Heinz at a 20% premium(2) and a 13.0x NTM EBITDA(3) multiple**

Key Metrics Up Across the Board

$mm, except per share	FY06A	FY12A	Change
Net Revenue	$8,643	$11,649	35%
Em. Markets (% of Total)	11.0%	21.0%	1,000bps
EBITDA ex Marketing	$1,866	$2,486	33%
Marketing Spend	$269	$468	74%
SG&A % of Sales (ex Marketing) (4)	18.1%	17.1%	-98bps
Diluted EPS	$2.10	$3.35	60%
Annual Dividend	$1.20	$1.92	60%
FY13A		$3.62	73%
FY14E (5)		$3.80	81%
After-Tax ROIC (6)	14.8%	20.4%	560bps

Source: Financials based on company filings, press releases and investor presentations.

Heinz Shareholder Returns Led the Peer Group(7)

Returns from 2/06/06-2/14/13



178%
109%
40%
Heinz
S&P Packaged Foods
S&P

Source: Bloomberg.

Disclaimer: This case study is an example of a discrete investment, which is presented solely to illustrate Trian's Principals' investment process and strategies and not to imply that Trian's involvement with DuPont will be successful. Market conditions at the times of the events reflected in the case study may differ materially from current and future market conditions. There can be no guarantee or assurance that Trian's strategic or operating initiatives if implemented will be successful. The performance of the example should therefore not be construed as an indication of the performance of DuPont on a going forward basis. Past performance is not an indication of future results.

Note: February 6, 2006 represents the date when published reports first surfaced on CNBC of Trian's proposed activist involvement. While Trian may believe that the rise in share price during the period of Trian's active involvement was attributable in large part to the cumulative effects of the implementation of Trian's proposed operational and strategic changes, there is no objective method to confirm what portion of the stock's appreciation was attributable to Trian's efforts during this period and what was attributable to the overall rise in the markets or other factors.

Note: February 14, 2013 was the day the Heinz acquisition was announced. Key metrics from FY 2006-2012 as company doesn't disclose marketing spend in 2013.

Source: SEC filings, Heinz PREM 14A 3/4/13, 10-Q filed 2/21/13, Capital IQ.

(1) From FY 2007-2011, no addbacks.

(2) 20% premium to stock price the day before announcement of transaction.

(3) Earnings before interest, taxes, depreciation and amortization.

(4) Selling, general and administrative expenses.

(5) Earnings per share. Represents Bloomberg consensus estimates at time of acquisition.

(6) Return on invested capital based on Company calculations.

(7) Shareholder returns from Bloomberg include dividends.

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Robert J. Zatta Biography







- Former Acting Chief Executive Officer and long-time Chief Financial Officer of Rockwood Holdings, Inc., a specialty chemicals company, from July 2014 and April 2001, respectively, until January 2015, when Rockwood was acquired by Albermarle Corporation

- Prior to Rockwood, held several significant financial management positions at the Campbell Soup Company (from 1990 to 2001), most recently Vice President responsible for Corporate Development and Strategic Planning

- Earlier in his career, Mr. Zatta worked for General Foods Corporation and Thomas J. Lipton, Inc.

- **Value Proposition:** Trian believes Mr. Zatta's extensive experience in the specialty chemical sector will allow him to bring valuable industry experience to the DuPont Board. In addition, Trian believes that DuPont's Board will benefit from Mr. Zatta's expertise in operations, strategic planning, cost and financial controls and public company reporting, which he has developed through his experience as a senior executive at several global companies

Robert J. Zatta Has Significant Relevant Experience

		Rationale
Oversaw High Performance Culture	✓	▪ Rockwood Chemical had best-in-class TSR and EPS growth since IPO 　– TSR until Rockwood was acquired in 2014 was 364% vs 197% for S&P Chemicals over same period 　– From 2005-12[(1)], EPS CAGR was 19%, almost 4x EPS CAGR of S&P Chemicals (5%)
Chemical/ Industrial Experience	✓	▪ CFO of Rockwood, a chemicals conglomerate, for over a decade 　– Oversaw a variety of chemical companies ranging from commodities (e.g. TiO_2), mining (e.g. Lithium) to specialties (e.g. surface treatment)
International Markets Knowledge	✓	▪ In 2012, only 21% of Rockwood's sales came from the United States ▪ Rockwood had substantial operations in Germany and Chile ▪ Served as international CFO at Campbell Soup Company
Financial Acumen	✓	▪ Long-term CFO experience, in which he oversaw capital allocation (including capex; R&D; M&A) ▪ Ran a lean company: Rockwood's businesses had best-in-class margins; Corporate costs never more than 1% of sales
Portfolio Transformation/ M&A	✓	▪ During his time as CFO, rolled up several strategic assets to build a leading specialty chemicals company (>35 M&A transactions) ▪ Drove 48% multiple expansion after pursuing a separation strategy
Board Experience		▪ Established Rockwood's board structure and interacted extensively with Company's Audit Committee ▪ Served on the supervisory board of Rockwood's German subsidiary and on the board of its European pension committees
Capital Markets Experience	✓	▪ Led execution on Rockwood's IPO and numerous debt financings ▪ Managed Rockwood with prudent net leverage of 1.9x (gross of 3.5x) ▪ Extensive investor interaction as Rockwood CFO
Environmental/ Regulatory	✓	▪ Experience with international regulatory bodies 　– Worked with European anti-trust agencies for sale of TiO_2 business 　– Interacted with Chilean government due to extensive Lithium operations

Source: Rockwood SEC filings, Bloomberg.
(1) CAGR defined as compounded annual growth rate. Since the company sold over half of its business, yet did not close on a significant portion of that divestiture, it is unfair to compare 2013 EPS to historical figures.

Robert J. Zatta Case Study: Rockwood

- **Rockwood, a leading specialty chemicals company, generated best-in-class returns and EPS growth led by CEO Seifi Ghasemi and CFO Bob Zatta**

- **Lean and decentralized structure: 37 people in corporate center and unallocated corporate costs of just $22m[1], <1% of sales**

- **Track record of strong capital allocation and success with transformative M&A**
  - Prior to 2013, Rockwood was valued at a discount to specialty peers, despite the fact that ~75% of 2012 sales were generated from high margin, specialty assets; investors penalized the company for its highly cyclical TiO2 business (25% of sales)
  - In 2013, Rockwood divested three of its businesses, including TiO2, which generated 62% of sales[2]
  - <u>**As a result, investors effectively re-rated Rockwood by 48% to an 11x blended EBITDA multiple**</u>

A Best-In-Class Performer	Significant Value Creation Through 2013 Separation
EPS CAGR: 2005-2012[3]	***Re-Rated to A Specialty Multiple***





TSR From IPO to Acquisition: (9/30/05-7/15/14)[4]



Source: Rockwood and DuPont SEC Filings, Press Releases and Investor Presentations, Bloomberg and Goldman and Bank of America Research. Specialty peers include Air Products, Airgas, PPG, Sherwin Williams, Praxair, Monsanto, Ecolab, Valspar and FMC
(1)   Source: Q4 2012 Form 8-K dated 2/19/13. Looks at corporate and other adjusted EBITDA and September 17, 2013 conference presentation
(2)   Source: Rockwood press releases and 2013 Form 10-K. In 2013, the business sold its Performance Additives and Advanced Ceramics businesses and agreed to sell its TiO2 business
(3)   CAGR defined as compounded annual growth rate. Since the company sold over half of its business, yet did not close on a significant portion of that divestiture, it is unfair to compare 2013 EPS to historical figures
(4)   TSR defined as total shareholder return. 7/15/2014 represents the date of announcement of acquisition by Albemarle.
(5)   Reflects a blended (weighted) average EV/EBITDA multiple of Ceramics, Performance Additives & TiO2, and Lithium & Surface Treatment (based on Albemarle announced acquisition price for Rockwood and sale proceeds, net of tax, for the other businesses). Weights by 2014E EBITDA after allocating corporate as a % of revenue. Uses Bank of America research as of 4/30/13 and Goldman Sachs research as of 5/17/13.

Edward Garden Biography











- Chief Investment Officer (CIO) and founding partner of Trian since its formation in 2005

- As CIO, Mr. Garden oversees all aspects of Trian's portfolio management, idea generation, analysis, and due diligence

- Currently serves on the boards of The Wendy's Company, Family Dollar Stores, and The Bank of New York Mellon

- Former Vice Chairman and Director of Triarc Companies

- Prior to joining Triarc, Mr. Garden was a managing director of Credit Suisse First Boston, where he served as a senior investment banker in the Financial Sponsors Group responsible for managing relationships with several large private equity firms, executing financings and providing strategic advisory services

- In 2014, Mr. Garden was named to CNBC's Next List, composed of 100 next generation "trailblazers" expected to change the face of business over the next 25 years

- **Value Proposition:** As CIO of Trian, Mr. Garden has worked with management teams and boards of directors at a number of world-class businesses to implement operational improvements. Mr. Garden played a leading role in defending the Family Dollar Board when dissident shareholders surfaced as the company pursued a strategic transaction. We believe Mr. Garden's demonstrated record of strong operating experience and his network of significant institutional relationships can be utilized for the Company's benefit and makes him extremely well qualified to serve on the Company's board.

Appendix B: Stock Price Attribution Analysis

Trian Is Responsible For The Two Greatest Days of DuPont's Share Price Outperformance Since 2009

Top 5 Days of DD Share Price Outperformance vs. S&P 500 Since 2009 (Management Tenure)

#	Date	1-Day Change DD Share Price	1-Day Change S&P Share Price	DuPont Outperformance vs. S&P 500	Event / Details
1	**9/17/14**	**5.2%**	**0.1%**	**+506bps**	*** Trian released initial White Paper & public letter to the DuPont Board** *** <u>DuPont share price outperformed S&P 500 by ~730 bps over ensuing one month period</u>**
2	**7/17/13**	**5.3%**	**0.3%**	**+499bps**	*** Trian stake in DuPont was first reported publicly by CNBC** *** <u>DuPont share price outperformed S&P 500 by ~900 bps over ensuing one month period</u>**
3	4/2/09	7.6%	2.9%	+476bps	* No company specific news * S&P 500 rallied 3% on improved macro outlook * Cylical companies outperformed, including DuPont
4	3/10/09	11.0%	6.4%	+465bps	* No company specific news (day prior was market low in financial crisis) * S&P 500 rallied 6% on improved macro outlook * Cylical companies outperformed, including DuPont
5	3/16/09	4.0%	(0.3%)	+430bps	* No material company specific news (S&P Chemicals Index +3%) * One week after market hit low during financial crisis * DuPont completed previously announced $100mm capex project

The two greatest days of DuPont share price outperformance since 2009 were i) the release of Trian's White Paper in 2014 and ii) the day Trian's stake became public in 2013. The next three 'top days' were driven by macro events (cyclical companies outperforming the market as sentiment improved in the financial crisis) and other exogenous events.

Sources: Capital IQ and Bloomberg.

Earnings Events and M&A Announcements, In Our View, Have Led to Value Destruction, Not Value Creation During Management's Tenure

DuPont Operational Execution Since 2009 (31 Earnings Events in Total)	DuPont M&A / Portfolio Developments Since 2009 (8 Major Portfolio Announcements)
Cumulative Change in Share Price: -$10 Per Share	*Cumulative Change in Share Price: $0 Per Share*

- Trian reviewed all 31 Earnings Events (quarterly earnings, setting of guidance, changes to guidance, pre-announcements) during management's tenure

- **DuPont's share price declined by $10 cumulatively over all 31 Earnings Events, underperforming the S&P 500 Index by even more, <u>suggesting strong operational execution has not been a primary driver of value creation</u>**

- Share price has declined in response to 7 of the last 9 Earnings Events, suggesting trends are worsening

- This is the case even though some Earnings Events coincided with supposedly "transformational" announcements, such as the review of PChem and the Fresh Start cost cutting program

- See Table A for details of each event, the resulting change in DuPont's share price on an absolute basis and relative to the S&P 500 Index

- Trian reviewed all eight major M&A, divestiture and portfolio announcements during management's tenure

- **DuPont's share price declined by ~$0.46 cumulatively in response to all eight of these announcements, <u>suggesting M&A / portfolio actions have not been a primary driver of value creation</u>**

- No single announcement drove so much as 100 bps of share price outperformance vs. the S&P 500 on that day

- See Table B for details of each event, the resulting change in DuPont's share price on an absolute basis and relative to the S&P 500 Index

Sources: Capital IQ, Bloomberg, Company SEC Filings, and DuPont website news and press releases.

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Table A: All Earnings Events Since 2009[1]

Earnings Events						
			DuPont Stock Change		DuPont Stock Change vs S&P 500	
Unaffected Date	Following Day	Event	$	%	$	%
4/20/09	4/21/09	Q1'09 Earnings Release	1.32	4.9%	0.75	2.8%
7/20/09	7/21/09	Q2'09 Earnings Release	(0.01)	(0.0%)	(0.11)	(0.4%)
10/19/09	10/20/09	Q3'09 Earnings Release	(0.75)	(2.2%)	(0.53)	(1.5%)
11/2/09	11/3/09	2010 Outlook Issued At Investor Day	0.28	0.9%	0.20	0.6%
1/25/10	1/26/10	Q4'09 Earning Release	(0.02)	(0.1%)	0.12	0.4%
4/26/10	4/27/10	Q1'10 Earnings Release	(1.55)	(3.8%)	(0.59)	(1.4%)
7/26/10	7/27/10	Q2'10 Earnings Release	1.39	3.6%	1.43	3.7%
10/25/10	10/26/10	Q3'10 Earnings Release	(0.48)	(1.0%)	(0.48)	(1.0%)
12/8/10	12/9/10	2011 Outlook Issued At Investor Day	(0.56)	(1.1%)	(0.75)	(1.5%)
1/24/11	1/25/11	Q4'10 Earnings Release	0.15	0.3%	0.14	0.3%
4/20/11	4/21/11	Q1'11 Earnings Release	0.54	1.0%	0.25	0.4%
7/27/11	7/28/11	Q2'11 Earnings Release	0.02	0.0%	0.18	0.4%
10/24/11	10/25/11	Q3'11 Earnings Release	(1.15)	(2.5%)	(0.23)	(0.5%)
12/8/11	12/9/11	Reduced FY 2011 Earnings to $3.87-$3.95	(1.48)	(3.2%)	(2.27)	(4.9%)
12/12/11	12/13/11	2012 Outlook Issued At Investor Day	(0.42)	(1.0%)	(0.05)	(0.1%)
1/23/12	1/24/12	Q4'11 Earnings Release	0.06	0.1%	0.11	0.2%
4/18/12	4/19/12	Q1'12 Earnings Release	(0.66)	(1.2%)	(0.35)	(0.7%)
7/23/12	7/24/12	Q2'12 Earnings Release	(0.97)	(2.0%)	(0.53)	(1.1%)
10/22/12	10/23/12	Q3'12 Earnings Release	(4.51)	(9.1%)	(3.79)	(7.6%)
12/11/12	12/12/12	Announces 2012 EPS will be at high end of range of $3.25-3.30	0.61	1.4%	0.58	1.3%
1/18/13	1/22/13	Q4'12 Earnings Release	0.83	1.8%	0.62	1.3%
4/22/13	4/23/13	Q1'13 earnings 9am	2.08	4.1%	1.55	3.1%
6/12/13	6/13/13	Lowers 2013 guidance to $3.85 at Conference	(0.35)	(0.6%)	(1.16)	(2.1%)
7/22/13	7/23/13	Q2'13 Earnings Release / PChem Strategic Alternatives Announcement	(0.05)	(0.1%)	0.06	0.1%
10/21/13	10/22/13	Q3'13 Earnings Release	0.71	1.2%	0.37	0.6%
1/27/14	1/28/14	Q4'13 Earnings Release	(0.67)	(1.1%)	(1.04)	(1.7%)
4/16/14	4/17/14	Q1'14 Earnings Releae	(0.74)	(1.1%)	(0.84)	(1.2%)
6/26/14	6/27/14	Lowers Guidance To $4.00-$4.10, Announces Fresh Start	(2.26)	(3.3%)	(2.39)	(3.5%)
7/21/14	7/22/14	Q2'14 Earnings Call	(0.59)	(0.9%)	(0.92)	(1.4%)
10/27/14	10/28/14	Q3'14 Earnings Release	0.07	0.1%	(0.74)	(1.1%)
1/26/15	1/27/15	Q4'14 Earnings Relese	(0.93)	(1.3%)	0.06	0.1%
Total			**(10.09)**	**(16.2%)**	**(10.35)**	**(16.6%)**

Source: Company filings; Capital IQ, Bloomberg.
(1) Excludes Q4 2008 earnings reaction which occurred in 2009, because the current CEO was not serving in that position during Q4 2008 period.

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Table B: Major M&A / Portfolio Announcements Since 2009

			M&A / Portfolio			
			DuPont Stock Change		DuPont Stock Change vs S&P 500	
Unaffected Date	**Following Day**	**Event**	**$**	**%**	**$**	**%**
5/13/10	5/14/10	Zhonghao (Fluorochemicals) Interest Announcement	(0.94)	(2.4%)	(0.21)	(0.6%)
1/7/11	1/10/11	Danisco acquisition announcement	(0.73)	(1.5%)	(0.66)	(1.3%)
4/28/11	4/29/11	Announces Plan To Raise Bid On Danisco	0.04	0.1%	(0.09)	(0.2%)
4/30/12	5/1/12	Announces Acquisition of Remaining Interest in Solae	0.25	0.5%	(0.05)	(0.1%)
8/29/12	8/30/12	Coatings Divestiture Announced	(0.36)	(0.7%)	0.02	0.0%
7/22/13	7/23/13	PChem Strategic Alternatives Announcement	(0.05)	(0.1%)	0.06	0.1%
10/24/13	10/25/13	Announcement Of PChem Spin-Off	0.52	0.8%	0.25	0.4%
11/20/13	11/21/13	Announce Intent To Sell Glass Laminate Solutions	0.81	1.3%	0.31	0.5%
Total			**(0.46)**	**(2.0%)**	**(0.38)**	**(1.1%)**

Source: Company filings; Capital IQ, Bloomberg.
Note: M&A transactions included in the chart above are only those reported by DuPont in its press releases. Excludes strategic alliances and JVs.

Appendix C:
Third Party Perspectives



TRIAN PARTNERS

"

Nelson Peltz and I worked closely together on the Legg Mason board. As a board member, Nelson was focused on improving operating results and strategy. There is no doubt that Nelson was an important contributor to Legg Mason's turnaround."

– John T. Cahill, Chairman and CEO, Kraft Foods Group, Lead Independent Director of American Airlines Group, Inc., Director of Colgate-Palmolive Company, and former Director of Legg Mason, Inc.

DUPONT CAN BE GREAT

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"The fact of the matter is that the stocks in which [Mr. Peltz] has been involved, capex has gone up, not down, in nearly all of the cases. The record speaks for something, does it not?"

— Scott Wapner, Host, CNBC's Halftime Report

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TRIAN PARTNERS

"We have invested with and alongside Trian and have seen them create long-term value for shareholders. They constructively engage with leadership teams and their analysis of companies is incredibly in-depth. Trian as an active manager plays a beneficial and important role in today's capital markets as a catalyst for change. We see the performance of the companies they engage on a positive trajectory, from the time Trian initially takes a position to well after they exit. Very simply, Trian is top notch."

— Anne Sheehan, Director of Corporate Governance, CalSTRS, the largest teacher pension fund in the U.S.

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TRIAN PARTNERS

"

As a board member Nelson is about the numbers, about the data and how to make operating performance better, faster. He was collegial and open minded. He was focused on the best path to increase long term value."

— Candace Kendle, Former Co-Founder and CEO, Kendle International, and former Director of H.J. Heinz Company

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TRIAN PARTNERS

" The key word in describing my relationship with Nelson is that it has been constructive. Nelson and I worked best together by being transparent and candid with each other, leveraging his experiences and that of his team as we worked through various challenges."

– Joseph A. Sullivan, Chairman and CEO, Legg Mason, Inc.

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"

Trian has been very good for DuPont investors so far, and we think its proposal to strengthen the DuPont Board could extend that helpful boost longer term."

– CLSA "Gridlock" analyst report on DuPont

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TRIAN PARTNERS

"

I said to another CEO, who I won't name who had called me and inquired about Nelson, that if I were to form the board today, Nelson would be one of the first directors I'd ask to serve because he is an insightful, communicative, enthusiastic, energetic and available director."

– William R. Johnson, Former Chairman and CEO, H. J. Heinz Company, current Director of Emerson Electric Co., United Parcel Service, Inc. and PepsiCo, Inc., and current Trian Advisory Partner

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TRIAN PARTNERS

"Nelson Peltz seeks to understand other points of view as much as he seeks to be heard. He is an active listener. Having been a CEO, Nelson also has a healthy respect for the difficulties and challenges of leading large public companies...Nelson is collaborative by nature – he is always searching for the best ideas. That makes him a great change agent."

– Dennis Reilley, Former Chairman and CEO, Praxair, Inc., current Chairman of Marathon Oil Corporation, and Director of Dow Chemical Company and Covidien Ltd., and current Trian Advisory Partner

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TRIAN PARTNERS

"Trian is in the business of making good companies a lot better. Their research, analysis, and recommendations are focused on operational and strategic initiatives to build shareholder value over the long term. They ask tough, probing questions, do rigorous fundamental work to understand a company, and develop ideas to help it grow and increase profits. They also are persistent, thoughtful, and creative agents for change."

– Dennis Kass, Former Chairman and CEO, Jennison Associates, former Chairman and current Director of Legg Mason, Inc., and current Trian Advisory Partner.

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"

Allegion was spun-off from Ingersoll Rand in December 2013. As an Ingersoll Rand board member, Nelson worked with us to craft a shareholder friendly governance structure that is an important element in keeping our leadership accountable for performance as a standalone entity. Nelson Peltz, the Trian team and Allegion believe that good corporate governance and good operational results go hand in hand. The results speak for themselves."

– David Petratis, Chairman, President and CEO, Allegion, plc

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"
Trian has a long track record to help investors judge, and its record of short-slate board participation and activism appears positive and constructive, and oriented towards longer-term value creation..."

– Sustainalytics Corporate Governance Company Report
on E.I. du Pont de Nemours and Company

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TRIAN PARTNERS

"

Nelson was a terrific colleague on the Heinz Board. His focus was on constructive contribution. He added keen insights and a colorful wit to our board discussions. Nelson is a problem solver who understands strategic opportunities and he works in a collegial manner with his fellow board members to achieve the company's goals. I relished my experience working with Nelson."

– Leonard Coleman, Former President, National League of Professional Baseball, and former Director of H.J. Heinz Company

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"

Peltz and his founding partners, Peter May and Ed Garden, have a reputation as savvy operators and tend to be seen as a constructive presence in boardrooms, a goal they've managed to achieve in recent years through a combination of public prodding and private suasion."

– *Kevin Allison, Reporter, Reuters Breakingviews*

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TRIAN PARTNERS

"

I have nothing but the highest regard for Nelson Peltz. We served together on the Heinz board and I found him constructive, open-minded and thoughtful. He played by the rules and was a positive influence. He had a lot of good ideas to help make Heinz a better company, including increased marketing and reducing corporate overhead. He definitely added value for all Heinz shareholders."

– Thomas J. Usher, Former Chairman and CEO, United States Steel Corporation, non-executive Chairman of the board of Marathon Petroleum Corporation, Director of The PNC Financial Services Group, Inc. and PPG Industries, Inc., and former Director of H.J. Heinz Company

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TRIAN PARTNERS

" DuPont's inability to deliver on Kullman's agenda suggests that she needs more help to overcome the 100+ years of history and the inertia that comes with that; Trian can be Kullman's best ally. For shareowners, Trian's impact is already very clear. "

– CLSA "4Q14: Just the outlook" analyst report on DuPont

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" Nelson Peltz and I served together on the Heinz board beginning in 2006 and have remained in touch since the company was sold in 2013. Nelson was an insightful and constructive presence on the Heinz board. He approached board and management relationships professionally and collegially. Nelson, in concert with other members of the Heinz board, made excellent strategic and operational recommendations and decisions which helped move Heinz forward."

– Charles E. Bunch, Chairman and CEO, PPG Industries, Inc.,
and former Director of H.J. Heinz Company

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"

I think that what Nelson is doing is trying to get things to be as good as possible at DuPont. I think they should put him on the board."

– Jim Cramer, Host, CNBC's Mad Money

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TRIAN PARTNERS

"Based on Mr. Peltz's track record, he's not a short-term guy. When he gets on a Board, they stay in the stock for an average of 5.6 years. He's told me that he's told the mutual funds that are already in the stock that [Trian] will likely be there longer than they will. His track record in names like...I can go down the list: Wendy's, they've been in Wendy's since '05. There's Pepsi, Kraft, Mondelez, Tiffany's. These are not fly by night investments from a guy who shows up and then bails 10 minutes later. Doesn't the track record speak for itself?"

– Scott Wapner, Host, CNBC's Halftime Report

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Appendix D: Additional Performance Coatings Information

Estimated Excess Corporate Costs:
The Coatings Case Study

- There is a $229m difference between the 2011 Adjusted EBITDA reported by Axalta and DuPont, for its Coatings business (*same company, same year*). We believe much of <u>the difference is excess corporate expense, which in our view, burdens all of DuPont's businesses</u>

- Trian estimates excess corporate costs using two approaches:

Approach #1 - % of sales	
($ in millions)	
At Axalta / Coatings	
2011 Adj. EBITDA - Axalta	$568 [1]
- 2011 Adj. EBITDA - DuPont, after Unallocated Corporate	339 [2]
Excess Allocated and Unallocated Corporate	$229
Excess Allocated and Unallocated Corporate	$229
÷ Coatings Segment Sales	4,281
= % of Segment Sales	5.3%
Extrapolation to DuPont	
% of Segment Sales	5.3%
x 2014 DuPont Segment Sales	35,006
= Total Excess Corporate Costs	**$1,869**

Approach #2 - % of EBITDA	
($ in millions)	
At Axalta / Coatings	
2011 Adj. EBITDA - DuPont, before Unallocated Corporate	$420 [3]
- Unallocated Corporate	80
= 2011 Adj. EBITDA - DuPont, after Unallocated Corporate	$339 [2]
2011 Adjusted EBITDA - Axalta	$568 [1]
- 2011 Adj. EBITDA - DuPont, before Unallocated Corporate	420
Excess Allocated Corporate	$148
Excess Allocated Corporate	$148
÷ 2011 Adj. EBITDA - DuPont, before Unallocated Corporate	420
= % of Segment EBITDA	35.4%
Extrapolation to DuPont	
% of Segment EBITDA	35.4%
x 2014 DuPont EBITDA ex Unalloc Corporate	$7,777 [4]
Excess Allocated Corporate	*$2,751*
+ 2014 Unallocated Corp	907 [5]
= Total Excess Corporate Costs	**$3,658**

Source: Axalta Coatings Systems Ltd. Form S-1 filed on 8/20/14, Trian estimates, and DuPont SEC Filings.

(1)   Represents Axalta's Adjusted Operating Income plus Depreciation & Amortization expense. Metric differs slightly from Axalta's Adjusted EBITDA (as reported) as it excludes other expense (income) and dividend to non-controlling interest to make EBITDA comparable.

(2)   Coatings adjusted PTOI plus depreciation expense less an allocation of unallocated corporate costs and adds back non-cash items and certain pension expense in-line with Axalta's current addbacks to make it comparable. Assigns unallocated corporate expense at ~2% of sales (DuPont's FY2011 unallocated corporate expense and other as % of FY2011 segment sales) to make margins comparable.

(3)   Coatings adjusted PTOI plus depreciation expense and adds back non-cash items and certain pension expense (in-line with Axalta's current addbacks to make it comparable).

(4)   2014 DuPont EBITDA before Unallocated Corporate represents DuPont's reported Adjusted Segment PTOI less Other PTOI plus segment depreciation for 2014.

(5)   Unallocated corporate expenses plus Other adjusted PTOI minus 2014 unallocated corporate and other depreciation and amortization.

Estimated Excess Corporate Costs: DuPont's Methodology

- **DuPont asserts that Trian has used "faulty extrapolations"[1] to arrive at the estimated $2-$4bn of excess costs**
- **DuPont might say that Trian's methodology (Approach #1 and Approach #2) is flawed because**
  - i) DuPont allocates corporate costs by employee count, and
  - ii) Coatings had an oversized number of employees, thereby inflating the allocated / excess corporate costs at the business
- **Regardless, by DuPont's own methodology, there are $1.7bn of excess costs**

Approach #3 - % of Employees	
($ in millions)	
At Axalta / Coatings	
2011 Adj. EBITDA - DuPont, before Unallocated Corporate	$420[2]
- Unallocated Corporate	80[2]
= 2011 Adj. EBITDA - DuPont, after Unallocated Corporate	$339
2011 Adjusted EBITDA - Axalta	$568[2]
- 2011 Adj. EBITDA - DuPont, before Unallocated Corporate	420
Excess Allocated Corporate	$148
Axalta Employees	13,000[3]
Total 2011 DuPont Employees	70,000[4]
% of Employees	18.6%
Extrapolation to DuPont	
Excess Allocated Corporate	$148
÷ % of Employees	18.6%
Implied Excess Allocated Corp Costs	**$799**
+ 2014 Unallocated Corp	907[2]
= Total Excess Corporate Costs	**$1,706**



The elimination of just these excess costs implies 26% to 55% of incremental shareholder value[5]

(1) James Collins, Executive Vice President of DuPont at Bank of America Merrill Lynch US Basic Materials Conference (12/10/2014).
(2) See page 71 of Trian's White Paper, which was filed with the SEC on February 17, 2015.
(3) Estimated number of employee at Coatings in 2011 as per Trian estimates and two independent Wall Street research analysts (Bank of America and JP Morgan). See i) "Initiate with Buy; beneficiary of crude oil drop at a discount", Bank of America initiating coverage report on Axalta, December 22, 2014, and ii) "New Owners: Initiate Coverage of AXTA with Overweight Rating", JP Morgan initiating coverage report on Axalta, December 22, 2014.
(4) DuPont 2011 Form 10-K.
(5) Incremental value estimated by multiplying Total Excess Corporate Costs on this page (and prior page) by the approximate last twelve months trading multiple for DuPont (9.8x). Source: Bloomberg.

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Coatings: The Operational Improvements After The Transaction

According to the August 2014 Axalta S-1 filing and research reports, the private equity firms that acquired DuPont's Coatings business made the following strategic and operational improvements:

1. **Strengthened senior management:** Replaced 12 of top 17 executives, including CEO and CFO

2. **Created a results-driven culture, focused on profitable growth:** Replaced 69 of top 140 managers

3. **Accelerated organic net sales growth:**
   – Changed strategy from DuPont strict "run and maintain" mode, in which DuPont took cash from Coatings to grow other businesses
   – Invested in high growth areas such as China
   – Aggressively pursued lost market share in the Refinish and Light Vehicle businesses
   – Aggressively promoted industrial coatings
   – Realigned businesses on a global versus regional basis

4. **Expanded EBITDA margins:** From 8% in 2011 to 20% in 2014[1]
   – Eliminated $229m of excess corporate costs[2]
   – Transitioned to a more cost effective, coordinated system for CEO, CFO, CAO (e.g., IT platform, global procurement)
   – Eliminated low margin customer business
   – Improved customer pricing policy (now taking regular and selective price increases)

5. **Invested in European manufacturing to reposition the region for growth (expects $100m of incremental EBITDA in 2017)**

6. **Generated nearly $200m of working capital funds immediately by creating third party credit terms and improving inventory position[3]**

Source: Axalta Form S-1 filed on 8/20/14, Trian estimates SEC Filings, Robert W Baird report 1/12/14,Bank of America report 12/22/14, Citi report 12/22/14.

(1) Compares 2011 EBITDA margin reported by DuPont and 2014 EBITDA reported by Axalta. DuPont EBITDA adjusted for unallocated corporate expense (2% of sales), and adds back non-cash items and certain pension expense to make it comparable. Axalta EBITDA is Axalta's Adjusted Operating Income plus D&A. Metric differs slightly from Axalta's Adjusted EBITDA (as reported) as it excludes other expense (income) and dividend to non-controlling interest to make EBITDA comparable.

(2) Compares 2011 EBITDA reported by DuPont, adjusted for allocated corporate, pension, and non-cash items to 2011 EBITDA reported by Axalta with certain adjustments for non-cash items and pension expense to make comparable with DuPont.

(3) According to Axalta cash flow statement in the S-1, the "changes in operating assets and liabilities" provided a source of cash of $199.2m in 2013.